Tucumã Project, Carajás Mineral Province, Pará State, Brazil (January 2024)

In This Report 2 Our Portfolio 3 2023 Highlights 4 Letter from the CEO 7 Management’s Discussion & Analysis 44 Consolidated Financial Statements 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3

Our Portfolio


CANADA
7
BRAZIL
3
4
2
1
6
5

1 Caraíba Operations

Location: Bahia, Brazil
Ownership: 99.6%
Stage: Operating
2023 Copper Production: 43,857 tonnes
2023 C1 Cash Costs: US$1.80/lb

2 Xavantina Operations

Location: Mato Grosso, Brazil
Ownership: 97.6%
Stage: Operating
2023 Gold Production: 59,222 ounces
2023 C1 Cash Costs: US$422/oz
2023 All-in Sustaining Costs: US$957/oz

3 Tucumã Project

Location: Pará, Brazil
Ownership: 99.6%
Stage: Commissioning
(first production expected in H2 2024)

4 Furnas*

Location: Pará, Brazil

5 Brazil Corporate Office (São Paulo)

6 Brazil Corporate Office (Belo Horizonte)

7 Canada Corporate Office (Vancouver)

* Remains subject to negotiation and execution of the definitive agreement. For more information on the Company's plans to earn a 60% interest in the Furnas Copper Project, please see its press release dated October 30, 2023.

2
Ero Copper Annual Report 2023

3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 2023 Highlights Execution of Growth Strategy • Near- to Medium-Term Growth • We completed the NX60 initiative at the Xavantina Operations, where production from the new Matinha vein contributed to record gold production • We achieved 85% physical completion at the Tucumã Project, where initial production remains on schedule to commence in the second half of 2024 • We completed the Caraíba mill expansion in prior to year-end, increasing annual throughput capacity from 3.2 to 4.2 million tonnes • Also at the Caraíba Operations, we completed pre-sink surface infrastructure for the Pilar Mine’s new external shaft and initiated main shaft sinking • Long-Term Growth • We announced a binding letter of intent with Vale Base Metals to earn a 60% interest in the Furnas copper project, located in the Carajás Mineral Province of Para State, Brazil* • We advanced our nickel sulphide exploration program at the Caraíba Operations, where drilling in 2023 continued to delineate the Umburana System and test additional nickel targets Operating Highlights • At the Caraíba Operations, mill throughput volumes increased 12.8% compared to 2022, resulting in production of 43,857 tonnes of copper in concentrate for the year • At the Xavantina Operations, processed gold grades and gold production increased 98.8% and 38.8%, respectively, compared to 2022, driving record gold production of 59,222 ounces Financial highlights • Cash flow from operations were $163.1 million, representing an increase of nearly $20 million compared to 2022 • Total capital expenditures of $489.5 million reflect the ongoing execution of our organic growth strategy • We fortified our balance sheet with a bought deal equity financing in November 2023, generating net proceeds of $104.3 million • Available liquidity at year-end was $261.7 million, including cash and cash equivalents of $111.7 million and $150.0 million of undrawn availability under our senior secured revolving credit facility Environmental, Social and Governance (ESG) • Our Caraíba and Xavantina Operations received ISO 9001, ISO 14001 and ISO 45001 certifications • We launched a project to implement work- readiness technology at the Caraíba Operations, with completion expected in 2024 • We completed a renovation and expansion of the polyclinic that serves the communities and region surrounding our Caraíba Operations • In partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on technical and vocational education, we established training programs for the Tucumã Project’s workforce of over 2,000 employees and contractors • We expanded our partnership with Royal Gold on “Project Hope”, which is aimed at supporting at-risk youth (between ages 7 and 17) from the communities surrounding our Xavantina Operations * Remains subject to negotiation and execution of the definitive agreement. For more information on the Company’s plans to earn a 60% interest in the Furnas Copper Project, please see its press release dated October 30, 2023.

4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Letter from the CEO “Ero Copper stands at an exciting juncture, poised to capitalize on the investments made over the past few years, translating them into substantial returns for our shareholders. This achievement is a testament to the collective effort of our team, to whom I extend my deepest gratitude.” David Strang - Chief Executive Officer 2023 was a cornerstone year for Ero Copper, underpinned by significant accomplishments across our organic growth initiatives. These successes were not without challenges as we faced persistent macroeconomic uncertainty characterized by continued cost inflation and copper price volatility as well as a strong Brazilian real (“BRL”) against the U.S. dollar during the year. Nevertheless, our proactive implementation of risk mitigation measures, including our expanded foreign exchange hedge program, allowed us to navigate these challenges effectively, culminating in strong financial performance, including $163 million in cash flow from operations. Strategic Growth Accomplishments In addition to making significant strides towards doubling copper production to approximately 100,000 tonnes in 2025, we achieved targeted gold production levels of nearly 60,000 ounces following the successful completion of our NX60 initiative at our Xavantina Operations. This strategic execution has begun to reflect positively in our financial performance, with Xavantina reporting record operating margins that contributed to a $20 million year-on-year increase in consolidated cash flow from operations. However, we expect the most dramatic shift in our cash flow profile to occur in 2024 as capital expenditures at our Tucumã Project decrease in the first half of the year and production commences in the second half with commissioning of operations. Significant progress was also achieved at the Caraíba Operations through the completion of the mill expansion project, a key element of our Pilar 3.0 initiative. This initiative is designed to create a two- mine system at the Pilar Mine, supporting an annual ore production capacity of approximately 3.0 million tonnes. Another essential milestone reached under this initiative this year was the advancement of construction on the new external shaft. With the supporting surface infrastructure completed, we initiated the main shaft sinking phase in December 2023, as planned, and remain on track to complete construction by the end of 2026.

5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Investing in the Future Throughout 2023, we continued to invest in our longer-term growth initiatives, including our dedicated nickel sulphide exploration program at the Caraíba Operations, where drilling in 2023 continued to delineate the Umburana System and test additional nickel targets. With approximately 11,500 meters of nickel exploration drilling planned for 2024, we look forward to demonstrating the Curaçá Valley’s potential to be a globally significant magmatic sulphide district for both copper and nickel. In October 2023, we also announced a binding letter of intent with Vale Base Metals (“VBM”) to earn a 60% interest in Furnas copper project (“Furnas”), located in the Carajás Mineral Province of Pará State, Brazil. To earn this 60% interest, we have committed to solely fund exploration and engineering work over a five-year period following the execution of a definitive earn-in agreement and have granted VBM a free carry of up to 11% on future construction capital expenditures. We believe Furnas is a world-class project and are delighted to partner with VBM on this exciting opportunity. Balance Sheet Strength To support the continued execution of our growth strategy, we have maintained a parallel focus on balance sheet strength and market risk mitigation. In 2023, this included an expansion of our foreign exchange hedge program, which was instrumental in countering the volatility of the Brazilian real and yielded hedge gains totaling $11.4 million. Our proactive measures to fortify our financial position also included a bought deal financing in the fourth quarter that generated net proceeds of $104.3 million bought deal financing in the fourth quarter. This decision, driven by short-term copper price uncertainty, was met with strong support from our shareholders and contributed to a year- end liquidity position of over $260 million, inclusive of a fully undrawn $150 million senior secured credit facility.

6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Aligning Around Global Decarbonization Despite recent copper price volatility, we remain encouraged by the robust fundamentals of the copper market, closely tied to global decarbonization efforts. Copper’s essential role in electrification and renewable energy highlights its crucial part in achieving a low-carbon future. Brazil’s leadership in renewable energy provides us with a unique advantage in producing low carbon- intensity copper, reinforcing our commitment to sustainability and environmental stewardship. Our ongoing dedication to these principles is detailed in our annual sustainability report, published in August 2023, and further exemplified by our alignment with key global initiatives and standards. Closing Remarks As I reflect on the past year, I am grateful for the contributions of our board members, and would like to specifically recognize Mr. Matthew Wubs who will not be seeking re-election at the upcoming Annual General Meeting of Shareholders. His contributions as a founding Board member and as Chair of the Audit Committee throughout his Board tenure have been instrumental to our success. At the same time, I am excited to welcome Mr. Faheem Tejani to Ero Copper’s Board, following his appointment in November 2023. Mr. Tejani’s extensive financial expertise and board experience, notably with Pretium Resources prior to its acquisition by Newcrest Mining, will be invaluable to our organization. Looking ahead, Ero Copper stands at an exciting juncture, poised to capitalize on the investments made over the past few years, translating them into substantial returns for our shareholders. This achievement is a testament to the collective effort of our team, to whom I extend my deepest gratitude. David Strang Chief Executive Officer March 14, 2024

M a n a g e m e n t ’ s D i s c u s s i o n a n d A n a l y s i s F o r t h e Ye a r E n d e d D e c e m b e r 3 1 , 2 0 2 3 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3

8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Table of Contents MANAGEMENT’S DISCUSSION AND ANALYSIS 9 BUSINESS OVERVIEW 10 HIGHLIGHTS 13 REVIEW OF OPERATIONS 13 The Caraíba Operations 14 The Xavantina Operations 15 2024 GUIDANCE 18 REVIEW OF FINANCIAL RESULTS 18 Review of quarterly results 20 Review of annual results 22 Summary of quarterly results for most recent eight quarters OTHER DISCLOSURES 23 Liquidity, Capital Resources, and Contractual Obligations 25 Management of Risks and Uncertainties 28 Other Financial Information 29 Accounting Policies, Judgments and Estimates 30 Capital Expenditures 31 Alternative Performance (NON-IFRS) Measures 39 Disclosure Controls and Procedures and Internal Control over Financial Reporting 40 Notes and Cautionary Statements

9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 7, 2024 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2023, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2023” and “Q4 2022” are to the three months ended December 31, 2023 and December 31, 2022, respectively, and all references to "Fiscal 2023" and "Fiscal 2022" are to the years ended December 31, 2023 and December 31, 2022, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures. This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 7, 2024, unless otherwise stated. BUSINESS OVERVIEW Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda.. MCSA is the 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. Ero Copper Corp. December 31, 2023 MD&A | Page 1

1 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 HIGHLIGHTS 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Operating Information Copper (Caraíba Operations) Ore Processed (tonnes) 812,202 806,096 745,850 3,231,667 2,864,230 Grade (% Cu) 1.59 1.46 1.84 1.49 1.76 Cu Production (tonnes) 11,760 10,766 12,664 43,857 46,371 Cu Production (lbs) 25,926,281 23,734,026 27,918,071 96,687,638 102,229,718 Cu Sold in Concentrate (tonnes) 11,429 10,090 13,301 42,595 46,816 Cu Sold in Concentrate (lbs) 25,196,731 22,243,586 29,323,118 93,905,643 103,211,464 Cu C1 Cash Cost(1)(2) $ 1.75 $ 1.92 $ 1.59 $ 1.80 $ 1.55 Gold (Xavantina Operations) Ore Processed (tonnes) 34,416 31,446 39,715 136,002 189,743 Grade (g / tonne) 17.18 18.72 10.17 15.13 7.61 Au Production (oz) 16,867 17,579 11,786 59,222 42,669 Au C1 Cash Cost(1) $ 413 $ 371 $ 445 $ 422 $ 560 Au AISC(1) $ 991 $ 844 $ 1,096 $ 957 $ 1,124 Financial information ($ in millions, except per share amounts) Revenues $ 116.4 $ 105.2 $ 116.7 $ 427.5 $ 426.4 Gross profit 41.9 35.5 52.7 156.8 187.2 EBITDA(1) 73.7 28.3 53.6 208.7 208.3 Adjusted EBITDA(1) 50.3 42.9 53.2 183.5 198.3 Cash flow from operations 49.4 41.9 34.0 163.1 143.4 Net income 37.1 2.8 22.5 94.3 103.1 Net income attributable to owners of the Company 36.5 2.5 22.2 92.8 101.8 - Per share (basic) 0.37 0.03 0.24 0.99 1.12 - Per share (diluted) 0.37 0.03 0.24 0.98 1.10 Adjusted net income attributable to owners of the Company(1) 20.7 17.3 22.2 82.8 83.5 - Per share (basic) 0.21 0.19 0.24 0.88 0.92 - Per share (diluted) 0.21 0.18 0.24 0.87 0.91 Cash, cash equivalents and short-term investments 111.7 87.6 317.4 111.7 317.4 Working capital(1) 25.7 32.8 263.3 25.7 263.3 Available liquidity(1) 261.7 237.6 392.4 261.7 392.4 Net debt(1) 314.5 331.8 100.7 314.5 100.7 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) Copper C1 cash cost including foreign exchange hedges was $1.59 in Q4 2023 (Q4 2022 - $1.59) and $1.68 in Fiscal 2023 (2022 - $1.67). Ero Copper Corp. December 31, 2023 MD&A | Page 2

1 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Fourth Quarter and Full-Year 2023 Highlights Quarterly and full-year operating and financial results reflect continued execution of the Company's organic growth strategy • The Caraíba Operations produced 43,857 tonnes of copper in concentrate for the year, including 11,760 tonnes during Q4 2023 ◦ Mill throughput volumes increased 12.8% year-on-year to over 3.2 million tonnes ◦ Processed copper grades and metallurgical recoveries were in-line with expectations, averaging 1.49% and 91.4%, respectively, for the year ◦ Although the Caraíba mill expansion design capacity was achieved near year-end, copper production was impacted by approximately one week of additional unplanned downtime related to the integration of the expansion circuit • Copper C1 cash costs(1) for the fourth quarter and full year were $1.75 and $1.80, respectively, per pound produced. Including the benefit of realized gains on designated foreign exchange hedges, fourth quarter and full-year copper C1 cash costs(1) were $1.59 and $1.68, respectively • The Xavantina Operations delivered fourth quarter gold production of 16,867 ounces, resulting in record full-year gold production of 59,222 ounces ◦ Processed gold grades increased 98.8% to average 15.13 grams per tonne ("gpt") for the year, more than offsetting lower year-on-year mill throughput volumes • Gold C1 cash costs(1) and AISC(1) for the fourth quarter were $413 and $991, respectively, bringing full-year gold C1 cash costs(1) and AISC(1) to $422 and $957, respectively • Fourth quarter and full-year financial results reflect the continued execution of the Company's organic growth strategy, including completion of the NX60 initiative, which resulted in record full-year operating margins at the Xavantina Operations ◦ Net income attributable to the owners of the Company for the quarter and year were $36.5 million ($0.37 per share on a diluted basis) and $92.8 million ($0.98 per share on a diluted basis), respectively ◦ Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $20.7 million ($0.21 per share on a diluted basis) and $82.8 million ($0.87 per share on a diluted basis), respectively ◦ Fourth quarter and full-year adjusted EBITDA(1) were $50.3 million and $183.5 million, respectively • The Company's management team prudently elected to fortify its balance sheet with a bought deal equity financing in November 2023 in light of an uncertain macroeconomic environment. Net proceeds from the transaction of $104.3 million contributed to available liquidity at year- end of $261.7 million, including $111.7 million in cash and cash equivalents plus $150.0 million of undrawn availability under the Company's senior secured revolving credit facility (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2023 MD&A | Page 3

1 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Significant milestones achieved across key organic growth initiatives • The Company continued to make significant construction progress on its Tucumã Project, achieving over 90% physical completion as of February 2024. With production of copper concentrate on schedule to commence in H2 2024, the Company's transition from construction to commissioning is underway. Key milestones include: ◦ Site fully energized in January 2024 following commissioning of the main substation and completion of the 16-kilometer power line tie-in with the national grid ◦ Pre-stripping activities continue to track ahead of schedule with approximately 25,000 tonnes of sulphide ore stockpiled for process plant commissioning as at the end of February 2024 ◦ Mechanical completion and sub-component commissioning (lubrication, hydraulic, electrical, instrumentation and automation systems) continues to progress on schedule ◦ Dry commissioning of the crushing circuit, encompassing the primary and secondary crushers as well as screening and conveyance systems, was completed in February 2024, approximately one month ahead of schedule ◦ The total direct project capital estimate remains approximately $310 million ◦ To date, the Tucumã Project has recorded no lost-time injuries with over three million hours of work completed since 2022 • At the Caraíba Operations, the Company made important advancements on its Pilar 3.0 initiative during the quarter. This initiative aims to transform the Pilar Mine into a two-mine system capable of sustaining annual ore production levels of approximately 3.0 million tonnes. ◦ The Caraíba mill expansion, which is expected to increase mill throughput capacity from 3.2 to 4.2 million tonnes per annum, was successfully completed in December 2023 with design capacity achieved by year-end ◦ Following the completion of the head-frame, winders and supporting surface infrastructure, the main shaft sinking phase for the Pilar Mine's new external shaft commenced as planned in December 2023. The new external shaft component of the Pilar 3.0 initiative is fully contracted, and projected capital expenditures are within budget • The Xavantina Operations' NX60 initiative was successfully completed in 2023. As a result, the Company achieved record gold production for the year and expects to sustain annual gold production levels of 55,000 to 60,000 ounces moving forward. Ero Copper Corp. December 31, 2023 MD&A | Page 4

1 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 REVIEW OF OPERATIONS The Caraíba Operations Copper 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Ore mined (tonnes) 886,271 794,102 802,466 3,341,121 2,851,516 Ore processed (tonnes) 812,202 806,096 745,850 3,231,667 2,864,230 Grade (% Cu) 1.59 1.46 1.84 1.49 1.76 Recovery (%) 91.0 91.6 92.3 91.4 91.9 Cu Production (tonnes) 11,760 10,766 12,664 43,857 46,371 Cu Production (lbs) 25,926,281 23,734,026 27,918,071 96,687,638 102,229,718 Concentrate grade (% Cu) 33.3 33.9 33.9 33.7 33.4 Concentrate sales (tonnes) 34,332 30,751 36,865 131,002 140,133 Cu Sold in concentrate (tonnes) 11,429 10,090 13,301 42,595 46,816 Cu Sold in concentrate (lbs) 25,196,731 22,243,586 29,323,118 93,905,643 103,211,464 Realized copper price $ 3.52 $ 3.65 $ 3.54 $ 3.64 $ 3.60 Copper C1 cash cost $ 1.75 $ 1.92 $ 1.59 $ 1.80 $ 1.55 Copper C1 cash cost including foreign exchange hedges $ 1.59 $ 1.77 $ 1.59 $ 1.68 $ 1.67 The Caraíba Operations achieved strong quarterly copper production of 11,760 tonnes in concentrate, bringing full-year copper production to 43,857 tonnes in concentrate. Higher processed tonnage and copper grades during the quarter resulted in a 9.2% increase in copper production compared to Q3 2023 and contributed to a 8.9% decrease in copper C1 cash costs. Including realized gains on designated foreign exchange hedges, the quarter-on-quarter improvement in unit copper C1 cash costs was 10.2%. For the full year, mill throughput volumes increased 12.8%, helping to mitigate the impact of a planned decrease in mined and processed copper grades in 2023 compared to 2022. Despite this increase in processed tonnage, copper production decreased 5.4% year-on-year. Moreover, the strengthening of the BRL against the U.S. dollar, in comparison to 2022, contributed to a 16.1% rise in copper C1 cash costs for the year. However, after accounting for realized gains from designated foreign exchange hedges, the overall increase in full-year copper C1 cash costs was a marginal 0.6%. Tonnes of ore mined in Q4 2023 included: • Pilar: 471,695 tonnes grading 1.76% copper (vs. 456,444 tonnes at 1.48% copper in Q3 2023) • Vermelhos: 248,349 tonnes at 1.59% copper (vs. 222,102 tonnes at 1.88% copper in Q3 2023) • Surubim: 166,227 tonnes at 0.68% copper (vs. 115,556 tonnes at 0.71% copper in Q3 2023) Ero Copper Corp. December 31, 2023 MD&A | Page 5

1 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 For the full year, tonnes of ore mined included: • Pilar: 1,870,330 tonnes grading 1.56% copper (vs. 1,628,110 tonnes at 1.76% copper in 2022) • Vermelhos: 902,643 tonnes at 1.71% copper (vs. 901,306 tonnes at 2.09% copper in 2022) • Surubim: 568,148 tonnes at 0.72% copper (vs. 322,100 tonnes at 0.60% copper in 2022) Contributions from the three mines resulted in total ore mined during the quarter of 886,271 tonnes grading 1.51% copper (vs. 794,102 tonnes at 1.48% copper in Q3 2023). For the full year, total ore mined was 3,341,121 tonnes grading 1.46% copper (vs. 2,851,516 tonnes at 1.73% copper in 2022). The Caraíba Operations are expected to produce 42,000 to 47,000 tonnes of copper in concentrate in 2024, with higher mill throughput volumes expected to offset a planned decrease in mined and processed copper grades. Copper production levels are expected to be lowest in Q1 2024 and equally weighted between H1 and H2 of 2024. The Company's full-year copper C1 cash cost guidance range is $1.80 to $2.00. This range assumes an exchange rate of 5.00 BRL per U.S. dollar and 100% of copper concentrate sales to international customers. For more information on updates relative to previous 2024 C1 cash cost projections, please see the section below titled "2024 Guidance". Exploration activities during Q4 2023 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing regional nickel and copper targets in the Vermelhos district, and (iii) extending high-grade mineralization within the upper levels of the Pilar Mine and at the Vermelhos Mine. The Xavantina Operations Gold 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Ore mined (tonnes) 34,417 31,277 39,755 135,982 189,783 Ore processed (tonnes) 34,416 31,446 39,715 136,002 189,743 Head grade (grams per tonne Au) 17.18 18.72 10.17 15.13 7.61 Recovery (%) 88.7 92.9 90.7 89.5 92.0 Gold ounces produced (oz) 16,867 17,579 11,786 59,222 42,669 Silver ounces produced (oz) 9,907 10,994 7,050 37,674 27,885 Gold sold (oz) 18,479 15,457 10,583 57,949 41,951 Silver sold (oz) 9,618 10,296 7,123 35,655 27,876 Realized gold price(1) $ 1,820 $ 1,902 $ 1,750 $ 1,867 $ 1,807 Gold C1 cash cost $ 413 $ 371 $ 445 $ 422 $ 560 Gold AISC $ 991 $ 844 $ 1,096 $ 957 $ 1,124 (1) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail. Ero Copper Corp. December 31, 2023 MD&A | Page 6

1 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 The Xavantina Operations delivered record 2023 gold production of 59,222 ounces, with Q4 2023 contributing 16,867 ounces. Gold production remained elevated during the quarter due to a 9.4% increase in processed tonnage compared to Q3 2023 as well as a continuation of strong mined and processed gold grades. As a result, gold C1 cash costs remained near record low levels at $413 for the quarter, while gold AISC was $991. For the full year, gold production increased 38.8% compared to 2022, reflecting the successful completion of the NX60 initiative. Consequently, the Xavantina Operations reported record-low full- year gold C1 cash costs of $422 as well as gold AISC of $957. The Xavantina Operations are expected to produce 55,000 to 60,000 ounces of gold in 2024 with higher mill throughput levels expected to offset lower mined and processed gold grades. The Company anticipates production to be slightly weighted towards H1 2024 with processed gold grades and production expected to be highest in Q1 2024. Consequently, gold C1 cash costs are projected to be lowest in Q1 2024, with full-year C1 cash costs expected to average between $550 and $650. The gold AISC guidance range for 2024 is $1,050 to $1,150. Exploration activities at the Xavantina Operations during the quarter continued to focused on testing the down plunge extension of the Santo Antônio vein at depth as well as drill testing the ENE-strike extension of the Xavantina vein system and other regional parallel vein systems. 2024 Guidance The Company's 2024 production guidance reflects the ongoing execution of its organic growth strategy, including the completion of the Xavantina Operations' NX60 initiative as well as the anticipated completion of the Tucumã Project, which remains on track to commence production in H2 2024. As a result, the Company expects to deliver consolidated copper production of 59,000 to 72,000 tonnes in concentrate and gold production of 55,000 to 60,000 ounces. The Company's 2024 copper C1 cash cost guidance on a consolidated basis is $1.50 to $1.75. This range incorporates several key updates relative to previous 2024 C1 cash cost projections: • The foreign exchange rate has been adjusted from 5.30 to 5.00 BRL per U.S. Dollar, reflecting the BRL's continued strength • Guidance includes higher concentrate treatment and refining charges based on Q4 2023 levels, which have shown a favorable downward trend year-to-date • Consumable cost assumptions have been refreshed higher to align with consumable pricing observed in Q4 2023 • The Company has assumed the Caraíba Operations will export 100% of its copper concentrate in 2024, up from the 50% previously assumed Furthermore, in light of changes to the Caraíba Operations' copper concentrate sales channels, the Company has updated its copper C1 cash cost calculation methodology(1). This impact of this change on copper C1 cash costs will be offset by an equal increase in reported realized copper prices. At the Xavantina Operations, the gold C1 cash cost guidance range of $550 to $650 reflects improved fixed cost efficiencies driven by higher expected gold production, partially offsetting the impact of planned decreases to mined and processed gold grades. The gold AISC guidance range for 2024 is $1,050 to $1,150. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2023 MD&A | Page 7

1 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 2024 Production and Cost Guidance The Company's updated cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce. Consolidated Copper Production (tonnes) Caraíba Operations 42,000 - 47,000 Tucumã Operations 17,000 - 25,000 Total 59,000 - 72,000 Consolidated Copper C1 Cash Costs(1) Guidance Caraíba Operations $1.80 - $2.00 Tucumã Operations $0.90 - $1.10 Total $1.50 - $1.75 The Xavantina Operations Au Production (ounces) 55,000 - 60,000 Gold C1 Cash Cost(1) Guidance $550 - $650 Gold AISC(1) Guidance $1,050 - $1,150 Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in this MD&A for complete risk factors. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. 2024 Capital Expenditure Guidance 2024 capital expenditures are expected to decrease to a range of $299 to $349 million due to the anticipated completion of the Tucumã Project, which is on track to commence production in the second half of the year. As a result, capital spend is expected to be weighted towards the first half of 2024. The Company's capital expenditure guidance includes an estimated $30 to $40 million allocated to consolidated exploration programs. This allocation includes approximately $20 million designated for drilling activities at the Caraíba Operations, including expenditures related to the Curaçá Valley nickel exploration program. Additionally, the Company has budgeted approximately $6 million for the first phase of work at the Furnas Project. The 2024 capital expenditure guidance assumes an exchange rate of 5.10 USD:BRL for the Tucumã Project based on designated foreign exchange hedges with a weighted average ceiling and floor of 5.10 and 5.23 USD:BRL, respectively. All other capital expenditures assume an exchange rate of 5.00 USD:BRL. Figures presented in the table below are in USD millions. Ero Copper Corp. December 31, 2023 MD&A | Page 8

1 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Caraíba Operations Growth $80 - $90 Sustaining $100 - $110 Total, Caraíba Operations $180 - $200 Tucumã Project Growth $65 - $75 Capitalized Ramp-Up Costs $4 - $6 Sustaining $2 - $5 Total, Tucumã Project $71 - $86 Xavantina Operations Growth $3 - $5 Sustaining $15 - $18 Total, Xavantina Operations $18 - $23 Consolidated Exploration Programs $30 - $40 Company Total Growth $148 - $170 Capitalized Ramp-Up Costs $4 - $6 Sustaining $117 - $133 Exploration $30 - $40 Total, Company $299 - $349 Ero Copper Corp. December 31, 2023 MD&A | Page 9

1 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2023 and Q4 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2023 2022 Revenue 1 $ 116,414 $ 116,667 Cost of sales 2 (74,560) (63,953) Gross profit 41,854 52,714 Expenses General and administrative 3 (12,160) (14,049) Share-based compensation (477) (4,123) Income before the undernoted 29,217 34,542 Finance income 1,989 5,041 Finance expense 4 (5,284) (12,290) Foreign exchange gain 5 24,871 4,569 Other expenses (5,326) (1,850) Income before income taxes 45,467 30,012 Income tax expense Current (6,833) (7,146) Deferred (1,582) (394) 6 (8,415) (7,540) Net income for the period $ 37,052 $ 22,472 Other comprehensive gain Foreign currency translation gain 7 26,074 23,398 Comprehensive income $ 63,126 $ 45,870 Net income per share attributable to owners of the Company Basic $ 0.37 $ 0.24 Diluted $ 0.37 $ 0.24 Weighted average number of common shares outstanding Basic 98,099,791 91,522,358 Diluted 98,482,755 92,551,916 Ero Copper Corp. December 31, 2023 MD&A | Page 10

1 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2023 and Q4 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2023 2022 Revenue 1 $ 116,414 $ 116,667 Cost of sales 2 (74,560) (63,953) Gross profit 41,854 52,714 Expenses General and administrative 3 (12,160) (14,049) Share-based compensation (477) (4,123) Income before the undernoted 29,217 34,542 Finance income 1,989 5,041 Finance expense 4 (5,284) (12,290) Foreign exchange gain 5 24,871 4,569 Other expenses (5,326) (1,850) Income before income taxes 45,467 30,012 Income tax expense Current (6,833) (7,146) Deferred (1,582) (394) 6 (8,415) (7,540) Net income for the period $ 37,052 $ 22,472 Other comprehensive gain Foreign currency translation gain 7 26,074 23,398 Comprehensive income $ 63,126 $ 45,870 Net income per share attributable to owners of the Company Basic $ 0.37 $ 0.24 Diluted $ 0.37 $ 0.24 Weighted average number of common shares outstanding Basic 98,099,791 91,522,358 Diluted 98,482,755 92,551,916 Ero Copper Corp. December 31, 2023 MD&A | Page 10 Notes: 1. Revenues from copper sales in Q4 2023 was $83.2 million (Q4 2022 - $98.3 million) on sale of 25.2 million lbs of copper (Q4 2022 - 29.3 million lbs) at an average realized price of $3.52 (Q4 2022 - $3.54) per lb. The decrease in copper revenues was primarily attributed to less copper sold, as production and head grades were lower compared to the same quarter of the prior year due to mining sequence. Revenues from gold sales in Q4 2023 was $33.2 million (Q4 2022 - $18.4 million) on sale of 18,479 ounces of gold (Q4 2022 - 10,583 ounces) at an average realized price of $1,820 per ounce (Q4 2022 - $1,750 per ounce). The increase in gold revenues was attributable to both higher realized gold price and an increase in sales volume, as production and head grades increased significantly compared to the same quarter of the prior year. 2. Cost of sales for Q4 2023 from copper sales was $60.2 million (Q4 2022 - $55.5 million) which primarily comprised of $17.8 million (Q4 2022 - $12.8 million) in depreciation and depletion, $13.7 million (Q4 2022 - $11.5 million) in salaries and benefits, $10.2 million (Q4 2022 - $10.0 million) in materials and consumables, $7.9 million (Q4 2022 - $6.7 million) in maintenance costs, $6.5 million (Q4 2022 - $8.0 million) in contracted services, $2.7 million (Q4 2022 - $2.6 million) in utilities, and $2.6 million (Q4 2022 - $2.6 million) in sales expenses, partially offset by a $1.4 million increase (Q4 2022 - $0.8 million decrease) in inventories. The increase in cost of sales in Q4 2023 as compared to Q4 2022 was primarily attributable to a 9% increase in tonnes processed, as well as higher depreciation and depletion due to overall higher depletable asset base, and higher labour costs from wage and other benefit increases resulting from new union contracts. Lower grades of ore processed also resulted in an increase in the cost per pound sold. Cost of sales for Q4 2023 from gold sales was $14.4 million (Q4 2022 - $8.5 million) which primarily comprised of $6.7 million (Q4 2022 - $3.5 million) in depreciation and depletion, $2.6 million (Q4 2022 - $1.6 million) in salaries and benefits, $1.6 million (Q4 2022 - $1.5 million) in contracted services, $1.7 million (Q4 2022 - $1.4 million) in materials and consumables, $0.7 million (Q4 2022 - $0.4 million) in maintenance costs, and $0.6 million (Q4 2022 - $0.5 million) in utilities. The increase in cost of sales as compared to Q4 2022 was primarily due to higher depreciation and depletion attributed to an increase in production as well as depreciable asset base. These increases were more than offset by the 68% increase on grades of ore mined which reduced the cost per ounce sold. 3. General and administrative expenses for Q4 2023 was primarily comprised of $5.4 million (Q4 2022 - $6.3 million) in salaries and consulting fees, $2.5 million (Q4 2022 - $2.5 million) in office and administration expenses, $2.5 million (Q4 2022 - $3.3 million) in incentive payments, $0.5 million (Q4 2022 - $0.7 million) in accounting and legal costs, and $0.9 million (Q4 2022 - $1.2 million) in other costs. The decrease in general and administrative expenses was mainly attributed to decreases in incentive payments and consulting fees. 4. Finance expense for Q4 2023 was $5.3 million (Q4 2022 - $12.3 million) and is primarily comprised of interest on loans and borrowings of $0.1 million (Q4 2022 - $5.2 million), accretion of deferred revenue of $0.7 million (Q4 2022 - $0.8 million), accretion of asset retirement obligations of $0.7 million (Q4 2022 - $0.5 million), lease interest of $0.6 million (Q4 2022 - $0.2 million), and other finance expense of $3.2 million (Q4 2022 - $5.5 million). In addition, $7.0 million (Q4 2022 - $1.9 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was attributable to higher interest expense being capitalized as a result of higher capital expenditures on construction projects as compared to the same quarter in the prior year, partially offset by a credit loss provision recognized on accounts and note receivable. 5. Foreign exchange gain for Q4 2023 was $24.9 million (Q4 2022 - $4.6 million gain). This amount is primarily comprised of foreign exchange gain on USD denominated debt of $11.2 million (Q4 2022 - $1.0 million gain) in MCSA for which the functional currency is the BRL, unrealized foreign exchange gain on derivative contracts of $9.9 million (Q4 2022 - $3.0 million gain), and realized foreign exchange gain on derivative contracts of $4.2 million (Q4 2022 - $0.1 million gain), partially offset by other foreign exchange losses of $0.4 million (Q4 2022 - $0.5 million gains). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of the strengthening of the BRL against the USD during the period. 6. In Q4 2023, the Company recognized $8.4 million in income tax expense (Q4 2022 - tax expense of $7.5 million). The increase in tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year. 7. The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q4 2023, which weakened from approximately 5.01 BRL per US dollar at the beginning of Q4 2023 to approximately 4.84 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2023 MD&A | Page 11

2 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 The following table provides a summary of the financial results of the Company for Fiscal 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2023 2022 2021 Revenue 1 $ 427,480 $ 426,392 $ 489,915 Cost of sales 2 (270,635) (239,217) (171,057) Gross profit 156,845 187,175 318,858 Expenses General and administrative 3 (52,429) (49,459) (38,846) Share-based compensation (9,218) (7,931) (7,848) Income before the undernoted 95,198 129,785 272,164 Finance income 12,465 10,295 2,991 Finance expense 4 (25,822) (33,223) (12,159) Foreign exchange gain 5 34,612 19,910 (21,968) NX Gold stream transaction fees — — (1,219) Other expenses (4,102) (384) (2,889) Income before income taxes 112,351 126,383 236,920 Income tax expense Current (15,992) (15,043) (22,428) Deferred (2,055) (8,273) (11,860) 6 (18,047) (23,316) (34,288) Net income for the period $ 94,304 $ 103,067 $ 202,632 Other comprehensive gain Foreign currency translation gain 7 52,656 29,897 (24,252) Comprehensive income $ 146,960 $ 132,964 $ 178,380 Net income per share attributable to owners of the Company Basic $ 0.99 $ 1.12 $ 2.27 Diluted $ 0.98 $ 1.10 $ 2.21 Weighted average number of common shares outstanding Basic 94,111,548 90,789,925 88,602,367 Diluted 94,896,334 92,170,656 90,963,452 Ero Copper Corp. December 31, 2023 MD&A | Page 12

2 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Notes: 1. Revenues from copper sales in Fiscal 2023 was $320.6 million (Fiscal 2022 - $351.4 million), which included the sale of 93.9 million lbs of copper compared to 103.2 million lbs of copper for Fiscal 2022. The decrease in revenues was primarily attributed to less copper sold. Revenue in the prior year also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer. Revenues from gold sales in Fiscal 2023 was $106.9 million (Fiscal 2022 - $75.0 million), which included the sale of 57,949 ounces of gold at a realized price of $1,867 per ounce, compared to 41,951 ounces of gold sold at a realized price of $1,807 per ounce in for Fiscal 2022. The increase in revenues was primarily attributable to higher sales volume and gold prices compared to the prior year. 2. Cost of sales for Fiscal 2023 from copper sales was $224.2 million (Fiscal 2022 - $202.3 million) which primarily consisted of $62.0 million (Fiscal 2022 - $47.1 million) in depreciation and depletion, $51.4 million (Fiscal 2022 - $42.2 million) in salaries and benefits, $38.1 million (Fiscal 2022 - $36.2 million) in materials and consumables, $26.9 million - (Fiscal 2022 - $26.3 million) in contracted services, $28.9 million (Fiscal 2022 - $24.4 million) in maintenance costs, $11.2 million (Fiscal 2022 - $10.7 million) in utilities, and $9.0 million (Fiscal 2022 - $8.9 million) in sales expenses. The increase in cost of sales was primarily attributed to a 13% increase in tonnes processed, as well as higher depreciation and depletion due to overall higher depletable asset base, and higher labour costs from wage and other benefit increases resulting from new union contracts. Lower grades of ore processed also resulted in an increase in the cost per pound sold. Cost of sales for Fiscal 2023 from gold sales was $46.5 million (Fiscal 2022- $36.9 million) which primarily comprised of $19.5 million (Fiscal 2022 - $11.6 million) in depreciation and depletion, $9.2 million (Fiscal 2022 - $8.0 million) in salaries and benefits, $6.2 million (Fiscal 2022 - $6.1 million) in materials and consumables, $6.0 million (Fiscal 2022 - $6.3 million) in contracted services, $2.3 million (Fiscal 2022 - $2.4 million) in utilities, and $2.1 million (Fiscal 2022 - $2.0 million) in maintenance costs. Although tonnes processed decreased, there was an increase in cost of sales primarily attributed to higher depreciation and depletion as a result of an increase in production and depreciable asset base. These increases were more than offset by the 98% increase on grades of ore mined which reduced the cost per ounce sold. 3. General and administrative expenses for Fiscal 2023 was primarily comprised of $29.3 million (Fiscal 2022 - $24.3 million) with respect to salaries and consulting fees, $9.0 million (Fiscal 2022 - $9.3 million) in office and administrative expenses, $6.9 million (Fiscal 2022 - $8.2 million) in incentive payments, $3.7 million (Fiscal 2022 - $4.9 million) in other general and administrative expenses, and $2.0 million (Fiscal 2022 - $2.4 million) in accounting and legal fees. The increase in general and administrative expenses in Fiscal 2023 was primarily attributable to increases in salaries and consulting fees to support overall growth in operations and various operational excellence initiatives. 4. Finance expense for Fiscal 2023 was $25.8 million (Fiscal 2022 - $33.2 million) and was primarily comprised of interest on loans at the corporate head office of $11.3 million (Fiscal 2022 - $20.4 million), accretion of deferred revenue of $3.0 million (Fiscal 2022 - $3.4 million), accretion of the asset retirement obligations of $2.7 million (Fiscal 2022 - $2.2 million), lease interest of $1.5 million (Fiscal 2022 - $0.7 million), and other finance expense of $7.3 million (Fiscal 2022 - $6.5 million). In addition, $17.0 million (Fiscal 2022 - $6.2 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of capital expenditures incurred on various qualifying projects, partially offset by an increase in lease interest as well as expected credit loss on PMA's accounts and note receivable. 5. Foreign exchange gain for Fiscal 2023 was $34.6 million (Fiscal 2022 - $19.9 million gain). This amount was primarily comprised of a foreign exchange gain on USD denominated debt of $18.7 million (Fiscal 2022 - $3.9 million gain) in MCSA for which the functional currency is the BRL, realized foreign exchange gain on derivative contracts of $11.4 million (Fiscal 2022 - $12.5 million loss), and a foreign exchange gain on unrealized derivative contracts of $7.6 million (Fiscal 2022 - $33.1 million gain), partially offset by other foreign exchange losses of $3.1 million (Fiscal 2022 - $4.6 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During Fiscal 2023, the BRL strengthened 7.8% against the USD. 6. In Fiscal 2023, the Company recognized an $18.0 million income tax expense (Fiscal 2022 - $23.3 million), The decrease was primarily a result of a decrease in income before income taxes, partially offset by an increase in withholding tax on intercompany interest and dividends. Ero Copper Corp. December 31, 2023 MD&A | Page 13

2 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 7. The foreign currency translation income is a result of the strengthening of the BRL against the USD during Fiscal 2023 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31,(8) 2023 2023 2023 2023 2022 2022 2022 2022 Revenue $ 116.4 $ 105.2 $ 104.9 $ 101.0 $ 116.7 $ 85.9 $ 114.9 $ 108.9 Cost of sales $ (74.6) $ (69.7) $ (65.5) $ (60.8) $ (64.0) $ (63.1) $ (64.3) $ (47.9) Gross profit $ 41.9 $ 35.5 $ 39.4 $ 40.1 $ 52.7 $ 22.8 $ 50.7 $ 61.0 Net income for period $ 37.1 $ 2.8 $ 29.9 $ 24.5 $ 22.5 $ 4.0 $ 24.1 $ 52.5 Income per share attributable to the owners of the Company - Basic $ 0.37 $ 0.03 $ 0.32 $ 0.26 $ 0.24 $ 0.04 $ 0.26 $ 0.58 - Diluted $ 0.37 $ 0.03 $ 0.32 $ 0.26 $ 0.24 $ 0.04 $ 0.26 $ 0.57 Weighted average number of common shares outstanding - Basic 98,099,791 93,311,434 92,685,916 92,294,045 91,522,358 90,845,229 90,539,647 90,238,008 - Diluted 98,482,755 94,009,268 93,643,447 93,218,281 92,551,916 91,797,437 91,850,321 92,050,104 Notes: 1. During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. 2. During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. 3. During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts. 4. During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision. 5. During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA. Ero Copper Corp. December 31, 2023 MD&A | Page 14

2 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 6. During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter. 7. During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment. 8. During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter. LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS Liquidity As at December 31, 2023, the Company held cash and cash equivalents of $111.7 million and available liquidity of $261.7 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents have decreased by $66.0 million since December 31, 2022. The Company’s cash flows from operating, investing, and financing activities during 2023 are summarized as follows: • Cash used in investing activities of $308.2 million, including: ◦ $447.2 million of additions to mineral property, plant and equipment; ◦ $13.5 million of additions to exploration and evaluation assets; and ◦ $40.0 million of short-term investment purchases; net of: ◦ $192.5 million in proceeds from short-term investments and interest received. Partially offset by: • Cash from operating activities of $163.1 million, primarily consists of: ◦ $208.7 million of EBITDA (see Non-IFRS Measures); ◦ $9.6 million of derivative contract settlements; and ◦ $2.4 million of additional advances from the NX Gold Precious Metal Purchase Agreement; net of: ◦ $36.8 million of unrealized foreign exchange gains; Ero Copper Corp. December 31, 2023 MD&A | Page 15

2 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 ◦ $5.6 million of income taxes paid; ◦ $3.3 million of provision settlements; and ◦ $8.4 million of net change in non-cash working capital items. • Cash from financing activities of $77.8 million, primarily consists of: ◦ $104.3 million of net proceeds from equity offering; ◦ $14.9 million of new loans and borrowings, net of transaction costs; and ◦ $11.2 million of proceeds from exercise of stock options. net of: ◦ $27.5 million of interest paid on loans and borrowings; ◦ $11.9 million of lease payments; and ◦ $7.8 million of principal repayments on loans and borrowings. As at December 31, 2023, the Company had working capital of $25.7 million and available liquidity of $261.7 million. Capital Resources At December 31, 2023, the Company had available liquidity of $261.7 million, including $111.7 million in cash and cash equivalents and $150.0 million of undrawn availability under its senior secured revolving credit facility. Subsequent to December 31, 2023, the Company drew $20 million on the credit facility. The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and amounts available under its senior revolving credit facility of $130 million as of the date of this MD&A, management believes that the Company has sufficient working capital and available liquidity to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future. In 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.50% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 1.01%. In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. Ero Copper Corp. December 31, 2023 MD&A | Page 16

2 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 ◦ $5.6 million of income taxes paid; ◦ $3.3 million of provision settlements; and ◦ $8.4 million of net change in non-cash working capital items. • Cash from financing activities of $77.8 million, primarily consists of: ◦ $104.3 million of net proceeds from equity offering; ◦ $14.9 million of new loans and borrowings, net of transaction costs; and ◦ $11.2 million of proceeds from exercise of stock options. net of: ◦ $27.5 million of interest paid on loans and borrowings; ◦ $11.9 million of lease payments; and ◦ $7.8 million of principal repayments on loans and borrowings. As at December 31, 2023, the Company had working capital of $25.7 million and available liquidity of $261.7 million. Capital Resources At December 31, 2023, the Company had available liquidity of $261.7 million, including $111.7 million in cash and cash equivalents and $150.0 million of undrawn availability under its senior secured revolving credit facility. Subsequent to December 31, 2023, the Company drew $20 million on the credit facility. The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and amounts available under its senior revolving credit facility of $130 million as of the date of this MD&A, management believes that the Company has sufficient working capital and available liquidity to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future. In 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.50% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 1.01%. In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. Ero Copper Corp. December 31, 2023 MD&A | Page 16 Contractual Obligations and Commitments The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices. Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments. MANAGEMENT OF RISKS AND UNCERTAINTIES The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2023 and December 31, 2022: December 31, 2023 December 31, 2022 Cash and cash equivalents $ 111,738 $ 177,702 Short-term investments — 139,700 Accounts receivable 5,710 10,289 Derivatives 11,254 3,237 Note receivable 17,413 20,630 Deposits and other assets 8,472 3,985 $ 154,587 $ 355,543 The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In November 30, 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable Ero Copper Corp. December 31, 2023 MD&A | Page 17

2 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2023, the gross amount of accounts and note receivable from PMA was $25.2  million (December  31, 2022 - $23.9  million). After adjusting for credit loss provision and present value discount of $7.7 million (December 31, 2022 - $3.3 million), the amortized cost of the note receivable at December 31, 2023 was $17.4  million (December 31, 2022 - $20.6  million), of which $8.3  million (December 31, 2022 - $10.2  million) was classified as current and $9.1  million (December 31, 2022 - $10.4 million) as non-current. Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2023: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 426,233 $ 593,991 $ 37,743 $ 34,468 $ 82,781 $ 438,999 Accounts payable and accrued liabilities 120,704 120,704 120,704 — — — Other non-current liabilities 8,524 23,436 — 10,166 12,640 630 Leases 19,603 19,579 10,929 5,521 3,019 110 Total $ 575,064 $ 757,710 $ 169,376 $ 50,155 $ 98,440 $ 439,739 As at December 31, 2023, the Company has capital commitments, which is net of advances to suppliers, of $122.6 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk. Ero Copper Corp. December 31, 2023 MD&A | Page 18 Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2023 relates to $17.2 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2023 on $342.2 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2023 by 10% and 20%, would have increased (decreased) pre- tax net income by $35.8 million and $71.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2023 is summarized as follows: Purpose Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities Operational costs $232.5 million USD/BRL 4.96 5.38 Jan 2024 - Dec 2024 Capital expenditures $144.5 million USD/BRL 5.10 5.23 Jan 2024 - Dec 2024 Total $377.0 million USD/BRL 5.01 5.33 Jan 2024 - Dec 2024 The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $11.3 million (December 31, 2022 - asset of $3.2 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange collar contracts was a gain of $7.6 million for the year ended December 31, 2023 (a gain of $33.1 million for the year ended December 31, 2022), which has been recognized in foreign exchange gain. In addition, during the year ended December 31, 2023, the Company recognized a realized gain of $11.4 million (realized loss of $12.5 million for the year ended December 31, 2022), respectively, related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. Ero Copper Corp. December 31, 2023 MD&A | Page 19

2 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2023, the gross amount of accounts and note receivable from PMA was $25.2  million (December  31, 2022 - $23.9  million). After adjusting for credit loss provision and present value discount of $7.7 million (December 31, 2022 - $3.3 million), the amortized cost of the note receivable at December 31, 2023 was $17.4  million (December 31, 2022 - $20.6  million), of which $8.3  million (December 31, 2022 - $10.2  million) was classified as current and $9.1  million (December 31, 2022 - $10.4 million) as non-current. Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2023: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 426,233 $ 593,991 $ 37,743 $ 34,468 $ 82,781 $ 438,999 Accounts payable and accrued liabilities 120,704 120,704 120,704 — — — Other non-current liabilities 8,524 23,436 — 10,166 12,640 630 Leases 19,603 19,579 10,929 5,521 3,019 110 Total $ 575,064 $ 757,710 $ 169,376 $ 50,155 $ 98,440 $ 439,739 As at December 31, 2023, the Company has capital commitments, which is net of advances to suppliers, of $122.6 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk. Ero Copper Corp. December 31, 2023 MD&A | Page 18 Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2023 relates to $17.2 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2023 on $342.2 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2023 by 10% and 20%, would have increased (decreased) pre- tax net income by $35.8 million and $71.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2023 is summarized as follows: Purpose Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities Operational costs $232.5 million USD/BRL 4.96 5.38 Jan 2024 - Dec 2024 Capital expenditures $144.5 million USD/BRL 5.10 5.23 Jan 2024 - Dec 2024 Total $377.0 million USD/BRL 5.01 5.33 Jan 2024 - Dec 2024 The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $11.3 million (December 31, 2022 - asset of $3.2 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange collar contracts was a gain of $7.6 million for the year ended December 31, 2023 (a gain of $33.1 million for the year ended December 31, 2022), which has been recognized in foreign exchange gain. In addition, during the year ended December 31, 2023, the Company recognized a realized gain of $11.4 million (realized loss of $12.5 million for the year ended December 31, 2022), respectively, related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. Ero Copper Corp. December 31, 2023 MD&A | Page 19

2 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.4 million. Based on the Company’s net exposure at December 31, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2023, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2023, a 10% change in the price of copper would have changed $2.5 million. At December 31, 2023, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from January 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of December 31, 2023, the fair value of these contracts was a net liability of $0.6 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party. During the year ended December 31, 2023, the Company recognized an unrealized loss of $0.1 million ($nil for the year ended December 31, 2022) and a realized loss of $1.8 million ($nil for the year ended December 31, 2022) in relation to its copper hedge derivatives in other income or loss. For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF. OTHER FINANCIAL INFORMATION Off-Balance Sheet Arrangements As at December 31, 2023, the Company had no material off-balance sheet arrangements. Outstanding Share Data As of March 7, 2024, the Company had 102,759,852 common shares issued and outstanding. Ero Copper Corp. December 31, 2023 MD&A | Page 20

2 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES Critical Accounting Judgments and Estimates The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2023. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries and in the assessment of the probability of cash outflow related to legal claims and contingent liabilities. Certain of accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, and expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively. Ero Copper Corp. December 31, 2023 MD&A | Page 21

3 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 CAPITAL EXPENDITURES The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes. 2023 2022 Caraíba Operations Growth $ 148,808 $ 63,477 Sustaining 78,473 88,356 Exploration 30,408 34,786 Deposit on Projects (8,523) 22,524 Total, Caraíba Operations $ 249,166 $ 209,143 Tucumã Project Growth 189,006 47,382 Exploration 813 6,108 Deposit on Projects 15,687 5,938 Total, Tucumã Project $ 205,506 $ 59,428 Xavantina Operations Growth 2,944 3,248 Sustaining 16,251 14,487 Exploration 8,546 13,038 Deposit on Projects (174) — Total, Xavantina Operations $ 27,567 $ 30,773 Corporate and Other Sustaining 933 — Exploration 6,325 7,149 Deposit on Projects 4 6 Total, Corporate and Other $ 7,262 $ 7,155 Consolidated Growth $ 340,758 114,107 Sustaining 95,657 102,843 Exploration 46,092 61,081 Deposit on Projects 6,994 28,468 Total, Consolidated $ 489,501 $ 306,499 Ero Copper Corp. December 31, 2023 MD&A | Page 22

3 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations. Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer. Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates. In light of changes to the Caraíba Operations' copper concentrate sales channels, effective Q4 2023, freight parity charged by its customers is presented as part of treatment, refining and other costs within the calculation of copper C1 cash cost. This charge was previously presented as a reduction of realized copper price. The calculation of copper C1 cash cost for comparative periods have been adjusted to conform with the current methodology. While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures. The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2023 MD&A | Page 23

3 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Reconciliation: 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Cost of production $ 39,790 $ 39,345 $ 40,067 $ 153,187 $ 146,292 Add (less): Transportation costs & other 1,853 1,614 2,362 6,539 9,019 Treatment, refining, and other 7,332 6,574 9,989 28,323 36,156 By-product credits (3,394) (3,022) (6,103) (12,930) (22,282) Incentive payments (1,693) (1,609) (1,092) (5,668) (3,914) Net change in inventory 1,434 2,835 (861) 4,407 (6,040) Foreign exchange translation and other 20 (171) (47) (149) 373 C1 cash costs 45,342 45,566 44,315 173,709 159,604 (Gain) loss on foreign exchange hedges (4,185) (3,458) (78) (11,417) 12,498 C1 cash costs including foreign exchange hedges $ 41,157 $ 42,108 $ 44,237 $ 162,292 $ 172,102 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Costs Mining $ 26,646 $ 27,258 $ 26,433 $ 102,908 $ 94,086 Processing 8,177 8,362 8,033 30,736 30,155 Indirect 6,581 6,394 5,963 24,672 21,489 Production costs 41,404 42,014 40,429 158,316 145,730 By-product credits (3,394) (3,022) (6,103) (12,930) (22,282) Treatment, refining and other 7,332 6,574 9,989 28,323 36,156 C1 cash costs 45,342 45,566 44,315 173,709 159,604 (Gain) loss on foreign exchange hedges (4,185) $ (3,458) $ (78) (11,417) 12,498 C1 cash costs including foreign exchange hedges $ 41,157 $ 42,108 $ 44,237 $ 162,292 $ 172,102 Ero Copper Corp. December 31, 2023 MD&A | Page 24 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Costs per pound Total copper produced (lb, 000) 25,926 23,734 27,918 96,688 102,230 Mining $ 1.03 $ 1.15 $ 0.95 $ 1.06 $ 0.92 Processing $ 0.32 $ 0.35 $ 0.29 $ 0.32 $ 0.29 Indirect $ 0.25 $ 0.27 $ 0.21 $ 0.26 $ 0.21 By-product credits $ (0.13) $ (0.13) $ (0.22) $ (0.13) $ (0.22) Treatment, refining and other $ 0.28 $ 0.28 $ 0.36 $ 0.29 $ 0.35 Copper C1 cash costs $ 1.75 $ 1.92 $ 1.59 $ 1.80 $ 1.55 (Gain) loss on foreign exchange hedges $ (0.16) $ (0.15) $ — $ (0.12) $ 0.12 Copper C1 cash costs including foreign exchange hedges $ 1.59 $ 1.77 $ 1.59 $ 1.68 $ 1.67 Realized Copper Price Realized copper price is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on the realized copper sales in each reporting period. In light of changes to the Caraíba Operations' copper concentrate sales channels, effective Q4 2023, freight parity charged by its customers, previously presented as a reduction of realized copper price, will be reclassified as part of copper C1 cash costs. In addition, royalty taxes are added back to reflect gross revenue to derive realized copper price. The calculation of realized copper price for comparative periods have been adjusted to conform with the current methodology. The following table provides a calculation of realized copper price and a reconciliation to copper segment . Reconciliation: 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Copper revenue ($000s)(1) $ 83,237 $ 76,136 $ 98,315 $ 320,603 $ 351,404 less: by-product credits (3,394) (3,022) (6,103) (12,930) (22,282) Net copper revenue 79,843 73,114 92,212 307,673 329,122 add: treatment, refining and other 7,332 6,574 9,989 28,323 36,156 add: royalty taxes 1,501 1,418 1,566 6,049 6,572 Gross copper revenue 88,676 81,106 103,767 342,045 371,850 Cu Sold in concentrate (lbs) 25,197 22,244 29,323 93,906 103,211 Realized copper price $ 3.52 $ 3.65 $ 3.54 $ 3.64 $ 3.60 (1) Copper revenue includes provisional price and volume adjustments Ero Copper Corp. December 31, 2023 MD&A | Page 25

3 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Costs per pound Total copper produced (lb, 000) 25,926 23,734 27,918 96,688 102,230 Mining $ 1.03 $ 1.15 $ 0.95 $ 1.06 $ 0.92 Processing $ 0.32 $ 0.35 $ 0.29 $ 0.32 $ 0.29 Indirect $ 0.25 $ 0.27 $ 0.21 $ 0.26 $ 0.21 By-product credits $ (0.13) $ (0.13) $ (0.22) $ (0.13) $ (0.22) Treatment, refining and other $ 0.28 $ 0.28 $ 0.36 $ 0.29 $ 0.35 Copper C1 cash costs $ 1.75 $ 1.92 $ 1.59 $ 1.80 $ 1.55 (Gain) loss on foreign exchange hedges $ (0.16) $ (0.15) $ — $ (0.12) $ 0.12 Copper C1 cash costs including foreign exchange hedges $ 1.59 $ 1.77 $ 1.59 $ 1.68 $ 1.67 Realized Copper Price Realized copper price is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on the realized copper sales in each reporting period. In light of changes to the Caraíba Operations' copper concentrate sales channels, effective Q4 2023, freight parity charged by its customers, previously presented as a reduction of realized copper price, will be reclassified as part of copper C1 cash costs. In addition, royalty taxes are added back to reflect gross revenue to derive realized copper price. The calculation of realized copper price for comparative periods have been adjusted to conform with the current methodology. The following table provides a calculation of realized copper price and a reconciliation to copper segment . Reconciliation: 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Copper revenue ($000s)(1) $ 83,237 $ 76,136 $ 98,315 $ 320,603 $ 351,404 less: by-product credits (3,394) (3,022) (6,103) (12,930) (22,282) Net copper revenue 79,843 73,114 92,212 307,673 329,122 add: treatment, refining and other 7,332 6,574 9,989 28,323 36,156 add: royalty taxes 1,501 1,418 1,566 6,049 6,572 Gross copper revenue 88,676 81,106 103,767 342,045 371,850 Cu Sold in concentrate (lbs) 25,197 22,244 29,323 93,906 103,211 Realized copper price $ 3.52 $ 3.65 $ 3.54 $ 3.64 $ 3.60 (1) Copper revenue includes provisional price and volume adjustments Ero Copper Corp. December 31, 2023 MD&A | Page 25

3 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Gold C1 Cash Cost and Gold AISC Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure. Reconciliation: 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Cost of production $ 7,122 $ 6,323 $ 4,834 $ 25,209 $ 24,768 Add (less): Incentive payments (386) (320) (167) (1,424) (1,117) Net change in inventory 65 213 258 862 (119) By-product credits (248) (240) (199) (827) (613) Smelting and refining 113 101 61 353 234 Foreign exchange translation and other 296 453 462 806 742 C1 cash costs $ 6,962 $ 6,530 $ 5,249 $ 24,979 $ 23,895 Site general and administrative 1,492 1,304 1,196 5,366 3,648 Accretion of mine closure and rehabilitation provision 111 112 106 439 436 Sustaining capital expenditure 5,499 4,258 4,547 16,300 14,638 Sustaining lease payments 1,861 1,832 1,559 7,093 4,311 Royalties and production taxes 785 808 262 2,487 1,041 AISC $ 16,710 $ 14,844 $ 12,919 $ 56,664 $ 47,969 Ero Copper Corp. December 31, 2023 MD&A | Page 26

3 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Costs Mining $ 3,430 $ 3,140 $ 2,311 $ 12,154 $ 12,529 Processing 2,315 2,165 2,067 8,433 7,917 Indirect 1,352 1,364 1,009 4,866 3,828 Production costs 7,097 6,669 5,387 25,453 24,274 Smelting and refining costs 113 101 61 353 234 By-product credits (248) (240) (199) (827) (613) C1 cash costs $ 6,962 $ 6,530 $ 5,249 $ 24,979 $ 23,895 Site general and administrative 1,492 1,304 1,196 5,366 3,648 Accretion of mine closure and rehabilitation provision 111 112 106 439 436 Sustaining capital expenditure 5,499 4,258 4,547 16,300 14,638 Sustaining leases 1,861 1,832 1,559 7,093 4,311 Royalties and production taxes 785 808 262 2,487 1,041 AISC $ 16,710 $ 14,844 $ 12,919 $ 56,664 $ 47,969 Costs per ounce Total gold produced (ounces) 16,867 17,579 11,786 59,222 42,669 Mining $ 203 $ 179 $ 196 $ 205 $ 294 Processing $ 137 $ 123 $ 175 $ 142 $ 186 Indirect $ 80 $ 78 $ 86 $ 82 $ 90 Smelting and refining $ 7 $ 6 $ 5 $ 6 $ 5 By-product credits $ (14) $ (15) $ (17) $ (13) $ (15) Gold C1 cash cost $ 413 $ 371 $ 445 $ 422 $ 560 Gold AISC $ 991 $ 844 $ 1,096 $ 957 $ 1,124 Ero Copper Corp. December 31, 2023 MD&A | Page 27

3 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Realized Gold Price Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. (in '000s except for ounces and price per ounce) 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 NX Gold revenue $ 33,176 $ 29,046 $ 18,352 $ 106,877 $ 74,988 less: by-product credits (248) (240) (199) (827) (613) Gold revenue, net $ 32,928 $ 28,806 $ 18,153 $ 106,050 $ 74,375 add: smelting, refining, and other charges 713 588 365 2,165 1,443 Gold revenue, gross $ 33,641 $ 29,394 $ 18,518 $ 108,215 $ 75,818 - spot (cash) $ 28,205 $ 23,003 $ 14,391 $ 85,724 $ 57,416 - stream (cash) $ 1,613 $ 1,383 $ 785 $ 5,409 $ 3,621 - stream (amortization of deferred revenue) $ 3,823 $ 5,008 $ 3,342 $ 17,082 $ 14,781 Total gold ounces sold 18,479 15,457 10,583 57,949 41,951 - spot 14,332 11,867 8,321 43,944 31,869 - stream 4,147 3,590 2,262 14,005 10,082 Realized gold price (per ounce) $ 1,820 $ 1,902 $ 1,750 $ 1,867 $ 1,807 - spot $ 1,968 $ 1,938 $ 1,729 $ 1,951 $ 1,802 - stream (cash + amortization of deferred revenue) $ 1,311 $ 1,780 $ 1,824 $ 1,606 $ 1,825 - cash (spot cash + stream cash) $ 1,614 $ 1,578 $ 1,434 $ 1,573 $ 1,455 Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes. The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2023 MD&A | Page 28

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Net Income	**$ 37,052**	$ 2,811	$ 22,472	**$ 94,304**	$ 103,067
Adjustments:					
Finance expense	**5,284**	8,017	12,290	**25,822**	33,223
Finance income	**(1,989)**	(2,976)	(5,041)	**(12,465)**	(10,295)
Income tax expense (recovery)	**8,415**	(807)	7,540	**18,047**	23,316
Amortization and depreciation	**24,980**	21,299	16,361	**83,024**	58,969
EBITDA[(1)]	**$ 73,742**	$ 28,344	$ 53,622	**$ 208,732**	$ 208,280
Foreign exchange (gain) loss	**(24,871)**	13,937	(4,569)	**(34,612)**	(19,910)
Share based compensation	**477**	(1,185)	4,123	**9,218**	7,931
Unrealized loss on copper derivatives	**955**	1,814	—	**115**	—
Incremental COVID-19 costs	**—**	—	—	**—**	1,956
Adjusted EBITDA[(1)]	**$ 50,303**	$ 42,910	$ 53,176	**$ 183,453**	$ 198,257

(1) Effective in 2023 Q3, EBITDA and Adjusted EBITDA have been updated to incorporate the adjustment of finance income. EBITDA and Adjusted EBITDA for comparative periods have been updated accordingly.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

"Adjusted net income attributable to owners of the Company" is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. "Adjusted net income per share attributable to owners of the Company" ("Adjusted EPS") is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company ("EPS") presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

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Ero Copper Annual Report 2023

3 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Reconciliation: 2023 - Q4 2023 - Q3 2022 - Q4 2023 2022 Net income as reported attributable to the owners of the Company $ 36,549 $ 2,525 $ 22,159 $ 92,804 $ 101,831 Adjustments: Share based compensation 477 (1,185) 4,123 9,218 7,931 Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA (10,308) 9,481 (1,782) (15,296) 25 Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts (9,852) 7,530 (3,017) (7,552) (32,960) Unrealized loss on copper derivative contracts 951 1,808 — 115 — Incremental COVID-19 costs — — — — 1,944 Tax effect on the above adjustments 2,932 (2,873) 731 3,472 4,726 Adjusted net income attributable to owners of the Company $ 20,749 $ 17,286 $ 22,214 $ 82,761 $ 83,497 Weighted average number of common shares Basic 98,099,791 93,311,434 91,522,358 94,111,548 90,789,925 Diluted 98,482,755 94,009,268 92,551,916 94,896,334 92,170,656 Adjusted EPS Basic $ 0.21 $ 0.19 $ 0.24 $ 0.88 $ 0.92 Diluted $ 0.21 $ 0.18 $ 0.24 $ 0.87 $ 0.91 Net Debt Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2023 September 30, 2023 December 31, 2022 Current portion of loans and borrowings $ 20,381 $ 11,764 $ 15,703 Long-term portion of loans and borrowings 405,852 407,656 402,354 Less: Cash and cash equivalents (111,738) (44,757) (177,702) Short-term investments — (42,843) (139,700) Net debt (cash) $ 314,495 $ 331,820 $ 100,655 Ero Copper Corp. December 31, 2023 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company's consolidated financial statements. The Company uses working capital as a measure of the Company's short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company's consolidated financial statements as at the periods presented.

	December 31, 2023	September 30, 2023	December 31, 2022
Current assets	$ 199,487	$ 174,113	$ 392,427
Less: Current liabilities	(173,800)	(141,284)	(129,121)
Working capital	$ 25,687	$ 32,829	$ 263,306
Cash and cash equivalents	111,738	44,757	177,702
Short-term investments	—	42,843	139,700
Available undrawn revolving credit facilities[(1)]	150,000	150,000	75,000
Available liquidity	$ 261,738	$ 237,600	$ 392,402

(1) In January 2023, the Company amended its senior credit facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company's DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company's ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company's management, including the CEO and CFO, has evaluated the design and

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Ero Copper Annual Report 2023

4 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2023. There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2023. NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. Ero Copper Corp. December 31, 2023 MD&A | Page 32

4 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward- looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve Ero Copper Corp. December 31, 2023 MD&A | Page 33

4 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI  43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar Ero Copper Corp. December 31, 2023 MD&A | Page 34

4 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards. Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov. Ero Copper Corp. December 31, 2023 MD&A | Page 35

C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s F o r t h e Ye a r s E n d e d D e c e m b e r 3 1 , 2 0 2 3 a n d 2 0 2 2 4 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3

4 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of recognition of uncertainties over income tax treatments in Brazil As discussed in note 3(c) to the consolidated financial statements, uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant

4 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. As discussed in notes 2(d), the Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Company’s judgments and estimates relating to interpretation and application of income tax law that were used to determine these uncertain tax positions. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to assess uncertain tax positions. We involved tax professionals with specialist skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the Brazilian tax authorities and third-party legal and tax advice received by the Company. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017. Vancouver, Canada March 7, 2024 Ero Copper Corp. Page 2

4 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on Internal Control Over Financial Reporting We have audited Ero Copper Corp.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity, for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2024 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 7, 2024 Ero Copper Corp. Page 2

4 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Table of Contents CONSOLIDATED FINANCIAL STATEMENTS 50 Consolidated Statements of Financial Position 51 Consolidated Statements of Operations and Comprehensive Income 52 Consolidated Statements of Cash Flow 53 Consolidated Statements of Changes in Shareholders’ Equity NOTES TO CONSOLIDATED FINANCIAL STATEMENTS General 54 Note 1. Nature of Operations 54 Note 2. Basis of Preparation 59 Note 3. Material Accounting Policies 67 Note 4. Segment Disclosure Statements of Financial Position 70 Note 5. Inventories 70 Note 6. Other Current Assets 71 Note 7. Mineral Properties, Plant and Equipment 72 Note 8. Exploration and Evaluation Assets 72 Note 9. Deposits and Other Non-current Assets 72 Note 10. Accounts Payable and Accrued Liabilities 73 Note 11. Loans and Borrowings 74 Note 12. Deferred Revenue 75 Note 13. Provision for rehabilitation and closure costs 76 Note 14. Other Non-current Liabilities 76 Note 15. Share Capital Statements of Earnings 81 Note 16. Revenue 82 Note 17. Cost of Sales 82 Note 18. General and Administrative Expenses 83 Note 19. Finance Expense 83 Note 20. Foreign Exchange Gain 84 Note 21. Income Taxes Other Items 86 Note 22. Related Party Transactions 86 Note 23. Financial Instruments 90 Note 24. Capital Management 90 Note 25. Supplemental Cash Flow Information 91 Note 26. Commitment and Contingencies

Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

	Notes	December 31, 2023	December 31, 2022
ASSETS			
Current			
Cash and cash equivalents		$ 111,738	$ 177,702
Short-term investments		—	139,700
Accounts receivable		5,710	10,289
Inventories	5	42,254	30,955
Income tax receivable		500	—
Other current assets	6	39,285	33,781
		199,487	392,427
Non-Current			
Mineral properties, plant and equipment	7	1,251,998	755,274
Exploration and evaluation assets	8	29,936	15,686
Deferred income tax assets	21	1,315	—
Deposits and other non-current assets	9	28,952	24,689
		1,312,201	795,649
Total Assets		$ 1,511,688	$ 1,188,076
LIABILITIES			
Current			
Accounts payable and accrued liabilities	10	$ 120,704	$ 84,603
Current portion of loans and borrowings	11	20,381	15,703
Current portion of deferred revenue	12	17,159	16,580
Income taxes payable		3,997	5,435
Current portion of derivatives	23	563	577
Current portion of lease liabilities		10,996	6,223
		173,800	129,121
Non-Current			
Loans and borrowings	11	405,852	402,354
Deferred revenue	12	58,390	69,476
Provision for rehabilitation and closure costs	13	26,687	22,172
Deferred income tax liabilities	21	10,863	6,229
Lease liabilities		8,607	4,740
Other non-current liabilities	14	18,158	11,819
		528,557	516,790
Total Liabilities		702,357	645,911
SHAREHOLDERS' EQUITY			
Share capital	15	271,336	148,055
Equity reserves		(16,616)	(66,189)
Retained earnings		549,530	456,726
Equity attributable to owners of the Company		804,250	538,592
Non-controlling interests		5,081	3,573
		809,331	542,165
Total Liabilities and Equity		$ 1,511,688	$ 1,188,076

Commitments (Notes 8, 12 and 26) ; Contingencies (Note 26); Subsequent Events (Notes 11)

APPROVED ON BEHALF OF THE BOARD:

"David Strang" , CEO and Director   *"Jill Angevine"* , Director

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2023

Ero Copper Corp.

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands of US Dollars, except share and per share amounts)

	Notes		Year ended December 31, 2023		2022
Revenue	16	$	427,480	$	426,392
Cost of sales	17		(270,635)		(239,217)
Gross profit			156,845		187,175
Expenses					
General and administrative	18		(52,429)		(49,459)
Share-based compensation	15 (e)		(9,218)		(7,931)
Income before the undernoted			95,198		129,785
Finance income			12,465		10,295
Finance expense	19		(25,822)		(33,223)
Foreign exchange gain	20		34,612		19,910
Other expenses			(4,102)		(384)
Income before income taxes			112,351		126,383
Current income tax expense			(15,992)		(15,043)
Deferred income tax expense			(2,055)		(8,273)
Income tax expense	21		(18,047)		(23,316)
Net income for the year		$	94,304	$	103,067
Other comprehensive gain					
Foreign currency translation gain			52,656		29,897
Comprehensive income		$	146,960	$	132,964
Net income attributable to:					
Owners of the Company			92,804		101,831
Non-controlling interests			1,500		1,236
		$	94,304	$	103,067
Comprehensive income attributable to:					
Owners of the Company			145,065		131,540
Non-controlling interests			1,895		1,424
		$	146,960	$	132,964
Net income per share attributable to owners of the Company					
Basic	15 (f)	$	0.99	$	1.12
Diluted	15 (f)	$	0.98	$	1.10
Weighted average number of common shares outstanding					
Basic	15 (f)		94,111,548		90,789,925
Diluted	15 (f)		94,896,334		92,170,656

The accompanying notes are an integral part of these consolidated financial statements

51

Ero Copper Annual Report 2023

Ero Copper Corp.

Consolidated Statements of Cash Flow

(Amounts in thousands of US Dollars)

	Notes	Year ended December 31, 2023	2022
Cash Flows from Operating Activities			
Net income for the year		$ 94,304	$ 103,067
Adjustments for:			
Amortization and depreciation		83,024	58,969
Income tax expense		18,047	23,316
Amortization of deferred revenue	16	(17,082)	(14,781)
Share-based compensation		9,218	7,931
Finance income		(12,465)	(10,295)
Finance expenses		25,822	33,223
Foreign exchange gain		(36,798)	(23,095)
Other		4,236	(490)
Changes in non-cash working capital items	25	(8,372)	(18,029)
		159,934	159,816
Advance from NX Gold PMPA	12	2,440	3,207
Derivative contract settlements		9,632	(11,983)
Provision settlements		(3,344)	(2,238)
Income taxes paid		(5,563)	(5,416)
		163,099	143,386
Cash Flows used in Investing Activities			
Additions to mineral properties, plant and equipment		(447,174)	(282,775)
Additions to exploration and evaluation assets		(13,475)	(13,044)
Proceeds from short-term investments and interest received		192,483	9,713
Purchase of short-term investments		(40,000)	(139,700)
		(308,166)	(425,806)
Cash Flows used in Financing Activities			
Proceeds from equity offering, net of share issue costs	15	104,330	—
Lease liability payments		(11,877)	(7,426)
New loans and borrowings, net of transaction costs	11	14,889	401,495
Loans and borrowings repaid	11	(7,786)	(55,650)
Interest paid on loans and borrowings	11	(27,461)	(15,383)
Other finance expenses paid		(5,502)	(4,542)
Proceeds from exercise of stock options		11,158	8,805
		77,751	327,299
Effect of exchange rate changes on cash and cash equivalents		1,352	2,694
Net (decrease) increase in cash and cash equivalents		(65,964)	47,573
Cash and cash equivalents - beginning of year		177,702	130,129
Cash and cash equivalents - end of year		$ 111,738	$ 177,702

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these consolidated financial statements

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Ero Copper Annual Report 2023

Ero Copper Corp.

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves					
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity
Balance, December 31, 2021		**90,204,378**	**$ 133,072**	**$ 12,173**	**$ (107,083)**	**$ 354,895**	**$ 393,057**	**$ 2,433**	**$ 395,490**
Income for the year		—	—	—	—	101,831	101,831	1,236	103,067
Other comprehensive income for the year		—	—	—	29,709	—	29,709	188	29,897
Total comprehensive income for the year		—	—	—	**29,709**	**101,831**	**131,540**	**1,424**	**132,964**
Shares issued for:									
Exercise of options		1,812,558	12,618	(3,813)	—	—	8,805	—	8,805
Settlement of restricted share units		37,099	529	(861)	—	—	(332)	—	(332)
Settlement of performance share units		128,598	1,836	—	—	—	1,836	—	1,836
Share-based compensation	15 (e)	—	—	3,686	—	—	3,686	—	3,686
Dividends to non-controlling interest		—	—	—	—	—	—	(284)	(284)
Balance, December 31, 2022		**92,182,633**	**$ 148,055**	**$ 11,185**	**$ (77,374)**	**$ 456,726**	**$ 538,592**	**$ 3,573**	**$ 542,165**
Income for the year		—	—	—	—	92,804	92,804	1,500	94,304
Other comprehensive income for the year		—	—	—	52,261	—	52,261	395	52,656
Total comprehensive income for the year		—	—	—	**52,261**	**92,804**	**145,065**	**1,895**	**146,960**
Shares issued for:									
Equity financing, net	15	9,010,000	104,330	—	—	—	104,330	—	104,330
Exercise of options		1,333,199	15,882	(4,724)	—	—	11,158	—	11,158
Settlement of restricted share units		61,651	868	(1,344)	—	—	(476)	—	(476)
Settlement of performance share units		160,075	2,201	—	—	—	2,201	—	2,201
Share-based compensation	15 (e)	—	—	3,380	—	—	3,380	—	3,380
Dividends to non-controlling interest		—	—	—	—	—	—	(387)	(387)
Balance, December 31, 2023		**102,747,558**	**$ 271,336**	**$ 8,497**	**$ (25,113)**	**$ 549,530**	**$ 804,250**	**$ 5,081**	**$ 809,331**

The accompanying notes are an integral part of these consolidated financial statements

53

Ero Copper Annual Report 2023

5 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project, which is currently under construction with production of copper concentrate scheduled to commence in the second half of 2024, is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 7, 2024. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 5

5 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (c) Foreign Currency Translation The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss. The functional currency of all of the Company's Brazilian subsidiaries is the Brazilian Real (“BRL”). The assets and liabilities of its Brazilian subsidiaries are translated into the US dollar presentation currency using the exchange rate at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity. (d) Use of Estimates and Judgments In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 6

5 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7

5 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and estimated proven and probable reserves. Expected credit loss provision Significant estimates and assumptions are made in determining the expected credit loss provision for financial assets that are measured at amortized costs as there are numerous factors that will affect the ultimate asset receivable. These factors include exposure at default, the expected recovery, the discount rate, and the timing of expected cashflow. (e) New Accounting Policies, Standards and Interpretations On January 1, 2023, the Company adopted the amendment to IAS 12, Income Taxes in relation to Deferred Tax related to Assets and Liabilities Arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements. The Company applied the amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective January 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s consolidated financial statements. The accounting policy information disclosed in notes 2 and 3 reflect the Company’s material accounting policies. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 8

5 8 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 In May 2023, IASB issued International Tax Reform - Pillar Two Model Rules which amended IAS 12 Income Taxes. The amendments introduced a temporary mandatory exception to the recognition and disclosure requirements relating deferred income tax assets and liabilities arising from enacted or substantively enacted tax law that implements the Pillar Two top-up tax in the jurisdictions in which companies operate. The Pilar Twp top up tax forms part of the Pilar Two model rules published by the Organization for Economic Co-operation and Development ("OECD"). The objective of Pillar Two income taxes is for large multinational enterprises to pay a minimum tax of at least 15% on income arising in each jurisdiction where they operate. The Pilar Two top up tax has not yet been enacted in any jurisdiction in which the Company operates. The Company has applied the temporary mandatory exception to recognizing and disclosing information about deferred income tax assets and liabilities arising from the Pillar Two legislation and will account for any Pillar but adoption did not have a material impact on current or deferred taxes for the year ended December 31, 2023. (f) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2023 The following amendment to accounting standards has been issued but not yet adopted in the financial statements: • In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability. The amendments are effective January 1, 2024. The adoption of these amendments is not expected to have a material impact on the Company's consolidated financial statements. • In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenant by the date on which they are contractually required to be tested.The amendments are effective January 1, 2024. The adoption of these amendments is not expected to have a material impact on the Company's consolidated financial statements. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9

5 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 3. Material Accounting Policies (a) Revenue Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges. The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue. Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months. Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is based on the rate implicit in the precious metal purchase agreement at the date of inception. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss. (b) Finance Income and Finance Expense Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 10

6 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (c) Taxation Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. (d) Tax Incentive The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (e) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11

6 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (f) Mineral Properties, Plant and Equipment Mineral properties, plant and equipment is measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. (i) Acquisition and disposal The cost of mineral properties, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management including advances on long lead items, mine closure and rehabilitation costs, and borrowing costs on qualifying assets. When parts of mineral properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral properties, plant and equipment. Gains and losses on disposal of mineral properties, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income. (ii) Subsequent costs The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss. (iii) Development and construction-in-progress When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated. Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment. Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral properties, plant and equipment. (iv) Mineral properties Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 12

6 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Depreciation Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production or period until remediation Right of use assets Shorter of the term of lease and life of asset The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. (g) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. When the exploration and evaluation of a mineral properties indicates that development of the mineral properties is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13

6 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 the related costs are transferred from exploration and evaluation assets to mineral properties, plant and equipment. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off. (h) Financial Instruments Non-derivative financial assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Short-term investments Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Derivatives Fair value through profit or loss Notes and other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 14

6 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Short-term investments Short-term investments are investments with original maturities between three months to one year that are readily convertible into cash. Short-term investments are not subject to significant risk of change in fair value. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15

6 5 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Short-term investments Short-term investments are investments with original maturities between three months to one year that are readily convertible into cash. Short-term investments are not subject to significant risk of change in fair value. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15 (i) Impairment   i) Financial assets The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. ii) Non-Financial assets At each reporting date, the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. (j) Provisions A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense. The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 16

6 6 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. (k) Share-Based Compensation The Company issues share based payment awards to to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied. (l) Leases The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right- of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17

6 7 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (m) Income per Share Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and share units. The dilutive effect of share options assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For equity-settled share units (as defined herein, see note 15(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. 4. Segment Disclosure Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment. For the year ended December 31, 2023, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 18

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 320,603	$ 106,877	$ —	$ —	$ 427,480
Cost of production	(153,187)	(25,209)	—	—	(178,396)
Depreciation and depletion	(62,032)	(19,489)	—	—	(81,521)
Sales expense	(8,953)	(1,765)	—	—	(10,718)
Cost of sales	(224,172)	(46,463)	—	—	(270,635)
Gross profit	96,431	60,414	—	—	156,845
Expenses					
General and administrative	(31,128)	(6,550)	—	(14,751)	(52,429)
Share-based compensation	—	—	—	(9,218)	(9,218)
Finance income	5,543	630	—	6,292	12,465
Finance expenses	(10,143)	(4,431)	—	(11,248)	(25,822)
Foreign exchange gain (loss)	34,737	—	—	(125)	34,612
Other (expenses) income	(4,147)	111	—	(66)	(4,102)
Income (loss) before taxes	91,293	50,174	—	(29,116)	112,351
Current tax expense	(1,796)	(7,446)	—	(6,750)	(15,992)
Deferred tax (expense) recovery	(2,618)	563	—	—	(2,055)
Net income (loss)	$ 86,879	$ 43,291	$ —	$ (35,866)	$ 94,304
Capital expenditures[1]	249,166	27,567	205,506	7,262	489,501
Assets					
Current	$ 79,463	$ 23,736	$ 2,016	$ 94,272	199,487
Non-current	883,712	96,140	315,144	17,205	1,312,201
Total Assets	$ 963,175	$ 119,876	$ 317,160	$ 111,477	$ 1,511,688
Total Liabilities	$ 138,497	$ 101,095	$ 30,943	$ 431,822	702,357

(1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the year ended December 31, 2023, Caraíba earned revenues from four customers (December 31, 2022 - four) while Xavantina earned revenues from two customers (December 31, 2022 - two).

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Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 351,405	$ 74,987	$ —	$ —	$ 426,392
Cost of production	(146,292)	(24,768)	—	—	(171,060)
Depreciation and depletion	(47,051)	(11,605)	—	—	(58,656)
Sales expenses	(8,941)	(560)	—	—	(9,501)
Cost of sales	(202,284)	(36,933)	—	—	(239,217)
Gross profit	149,121	38,054	—	—	187,175
Expenses					
General and administrative	(28,123)	(4,062)	—	(17,274)	(49,459)
Share-based compensation	—	—	—	(7,931)	(7,931)
Finance income	4,310	1,451	—	4,534	10,295
Finance expenses	(9,044)	(4,244)	—	(19,935)	(33,223)
Foreign exchange gain (loss)	19,812	232	—	(134)	19,910
Other expenses	(75)	(292)	—	(17)	(384)
Income (loss) before taxes	136,001	31,139	—	(40,757)	126,383
Current tax expense	(8,463)	(2,413)	—	(4,167)	(15,043)
Deferred tax (expense) recovery	(8,378)	105	—	—	(8,273)
Net income (loss)	$ 119,160	$ 28,831	$ —	$ (44,924)	$ 103,067
Capital expenditures	209,143	30,773	59,428	7,155	306,499
Assets					
Current	$ 114,374	$ 50,447	$ 144	$ 227,462	392,427
Non-current	621,005	74,874	90,971	8,799	795,649
Total Assets	$ 735,379	$ 125,321	$ 91,115	$ 236,261	$ 1,188,076
Total Liabilities	$ 98,904	$ 106,266	$ 9,595	$ 431,146	645,911

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Ero Copper Annual Report 2023

7 0 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 5. Inventories December 31, 2023 December 31, 2022 Supplies and consumables $ 24,270 $ 23,043 Stockpiles 5,624 2,125 Work in progress 917 1,234 Finished goods 11,443 4,553 $ 42,254 $ 30,955 6. Other Current Assets December 31, 2023 December 31, 2022 Advances to suppliers $ 306 $ 715 Prepaid expenses and other 4,716 6,673 Derivatives (Note 23) 11,254 3,237 Note receivable (Note 23) 8,346 10,243 Advances to employees 944 667 Value added taxes recoverable 13,719 12,246 $ 39,285 $ 33,781 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 21

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7. Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties[1]	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:									
Balance, December 31, 2021	$ 18,352	$ 124,775	$ 394,017	$ 19,190	$ 9,819	$ 10,488	$ 12,010	$ 17,298	$ 605,949
Additions	885	62,081	125,004	64,779	8,722	31,984	—	11,666	305,121
Capitalized borrowing costs	—	—	—	6,246	—	—	—	—	6,246
Change in estimates	—	—	—	—	—	—	1,354	—	1,354
Disposals	(736)	(1,917)	—	(2,241)	(9)	(2)	—	(1,541)	(6,446)
Transfers	2,280	1,512	8,453	26,303	185	(3,650)	—	—	35,083
Foreign exchange	1,257	8,004	26,213	(2,456)	545	454	824	1,026	35,867
Balance, December 31, 2022	22,038	194,455	553,687	111,821	19,262	39,274	14,188	28,449	983,174
Additions	**2,672**	**47,846**	**98,046**	**217,988**	**3,207**	**107,226**	**—**	**20,019**	**497,004**
Capitalized borrowing costs	**—**	**—**	**—**	**16,983**	**—**	**—**	**—**	**—**	**16,983**
Change in estimates	**—**	**—**	**—**	**—**	**—**	**—**	**3,119**	**—**	**3,119**
Disposals	**—**	**(2,844)**	**(746)**	**(41)**	**(58)**	**(56)**	**—**	**(1,831)**	**(5,576)**
Transfers	**10,405**	**28,566**	**898**	**57,669**	**2,639**	**(100,177)**	**—**	**—**	**—**
Foreign exchange	**2,131**	**17,466**	**45,923**	**15,237**	**1,563**	**3,275**	**1,202**	**2,692**	**89,489**
Balance, December 31, 2023	**$ 37,246**	**$ 285,489**	**$ 697,808**	**$ 419,657**	**$ 26,613**	**$ 49,542**	**$ 18,509**	**$ 49,329**	**$ 1,584,193**
Accumulated depreciation:									
Balance, December 31, 2021	$ (4,428)	$ (25,943)	$ (109,889)	$ —	$ (5,733)	$ —	$ (4,040)	$ (10,488)	$ (160,521)
Depreciation expense	(1,047)	(16,373)	(33,378)	—	(973)	—	(914)	(7,530)	$ (60,215)
Disposals	734	1,672	60	—	70	—	—	913	$ 3,449
Foreign exchange	(306)	(1,666)	(7,352)	—	(354)	—	(273)	(662)	$ (10,613)
Balance, December 31, 2022	(5,047)	(42,310)	(150,559)	—	(6,990)	—	(5,227)	(17,767)	(227,900)
Depreciation expense	**(1,497)**	**(24,209)**	**(47,717)**	**—**	**(1,877)**	**—**	**(662)**	**(12,565)**	**(88,527)**
Disposals	**—**	**1,613**	**—**	**—**	**52**	**—**	**—**	**1,372**	**3,037**
Foreign exchange	**(440)**	**(4,011)**	**(11,663)**	**—**	**(553)**	**—**	**(427)**	**(1,711)**	**(18,805)**
Balance, December 31, 2023	**$ (6,984)**	**$ (68,917)**	**$ (209,939)**	**$ —**	**$ (9,368)**	**$ —**	**$ (6,316)**	**$ (30,671)**	**$ (332,195)**
Net book value, December 31, 2022	$ 16,991	$ 152,145	$ 403,128	$ 111,821	$ 12,272	$ 39,274	$ 8,961	$ 10,682	$ 755,274
Net book value, December 31, 2023	**$ 30,262**	**$ 216,572**	**$ 487,869**	**$ 419,657**	**$ 17,245**	**$ 49,542**	**$ 12,193**	**$ 18,658**	**$ 1,251,998**

(1) Mineral properties include $72.4 million (2022 - $69.4 million) of costs which are not currently being depreciated.

(2) A total of $35.1 million of exploration and evaluation assets related to the Tucumã Project were reclassified to mineral property, plant and equipment in 2022.

Page 22

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Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8. Exploration and Evaluation Assets

As at December 31, 2023, the Company has $29.9 million (2022 - $15.7 million) in exploration and evaluation assets, primarily related to three property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $15.5 million in exploration expenditures over the next three years. Depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

9. Deposits and Other Non-current Assets

	December 31, 2023	December 31, 2022
Value added taxes recoverable	$ 11,413	$ 10,317
Note receivable (Note 23)	9,067	10,387
Deposits and others	8,472	3,985
	$ 28,952	$ 24,689

10. Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022
Trade suppliers	$ 74,877	$ 47,868
Payroll and labour related liabilities	26,421	21,008
Value added tax and other tax payable	9,142	8,040
Cash-settled equity awards (Note 15(b) and (c))	8,796	6,684
Other accrued liabilities	1,468	1,003
	$ 120,704	$ 84,603

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

11. Loans and Borrowings

Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	Carrying value, including accrued interest December 31, 2023	Carrying value, including accrued interest December 31, 2022
Senior Notes	USD	Unsecured	73	6.50%	$ 400,000	$ 403,274	$ 402,453
Equipment finance loans	USD	Secured	15 - 43	5.00% - 8.12%	15,987	16,175	10,322
Equipment finance loans	EUR	Secured	26 - 30	5.25%	998	1,000	1,372
Equipment finance loans	BRL	Unsecured	2 - 29	nil% - 16.63%	3,279	3,409	947
Bank loan	BRL	Unsecured	35	CDI + 0.50%	2,365	2,375	2,963
Total					$ 422,629	$ 426,233	$ 418,057
Current portion						$ 20,381	$ 15,703
Non-current portion						$ 405,852	$ 402,354

The movements in loans and borrowings are comprised of the following:

	Year ended December 31, 2023	Year ended December 31, 2022
Balance, beginning of year	$ 418,057	$ 59,250
Proceeds from issuance of Senior Notes, net	—	392,006
Proceeds from new equipment finance loans	14,889	9,489
Principal and interest payments	(35,247)	(71,033)
Interest costs, including interest capitalized	28,282	26,666
Loss on debt modification	—	1,351
Foreign exchange	252	328
Balance, end of year	$ 426,233	$ 418,057

(a) Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:

- On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;

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Ero Copper Annual Report 2023

7 4 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 • Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and • At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%. (b) Senior Credit Facility In 2023, the Company amended its senior credit facility ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Amended Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%. The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2023, the Amended Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein. During the year ended December 31, 2022, following the issuance of Senior Notes, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was amended to reduce its limit from $150.0  million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company. Subsequent to December 31, 2023, the Company drew down $20.0  million of the Amended Senior Credit Facility. 12. Deferred Revenue In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in deferred revenue during the year ended December 31, 2023 are comprised of the following:

		December 31, 2023		December 31, 2022
Gold ounces delivered[1]		14,005		10,082
Balance, beginning of year	$	86,055	$	94,222
Advances		3,544		3,207
Accretion expense		3,032		3,407
Amortization of deferred revenue[2]		(17,082)		(14,781)
Balance, end of year	$	75,549	$	86,055
Current portion	$	17,159	$	16,580
Non-current portion		58,390		69,476

(1) During the year ended December 31, 2023, the Company delivered 14,005 ounces of gold (December 31, 2022 - 10,082 ounces) to Royal Gold for average consideration of $386 per ounce (December 31, 2022 - $359 per ounce). At December 31, 2023, a cumulative 29,260 ounces (December 31, 2022 - 15,255 ounces) of gold have been delivered under the PMPA.

(2) Amortization of deferred revenue during the year ended December 31, 2023 was net of $2.5 million (December 31, 2022 - $0.3 million) for change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

13. Provision for rehabilitation and closure costs

		December 31, 2023		December 31, 2022
Balance, beginning of year		22,172	$	19,037
Change in estimates		3,455		1,854
Accretion expense		2,703		2,191
Settled		(3,344)		(2,238)
Foreign exchange		1,701		1,328
Balance, end of year	$	26,687	$	22,172
Caraíba Operations	$	21,372	$	18,026
Tucumã Project		1,365		558
Xavantina Operations		3,950		3,588
Total	$	26,687	$	22,172

Provision for rehabilitation and closure costs is measured using management's assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Management used a pre-tax discount rates in the range of 8.50% – 9.79% (2022 – 8.50% - 11.86%) and an inflation factor in the range of 3.50% - 3.90% (2022 – 3.25% - 5.31%) in preparing the Company's provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2024 to 2051, for the Xavantina Operations is 2029 to 2037, and for the Tucumã Project is from 2036 to 2041.

14. Other Non-current Liabilities

	December 31, 2023	December 31, 2022
Cash-settled equity awards (Note 15(b))	$ **2,549**	$ 2,256
Withholding, value added tax, and other taxes payable	**8,012**	5,254
Provision (Note 26(b))	**1,622**	1,578
Other liabilities	**5,975**	2,731
	$ **18,158**	$ 11,819

15. Share Capital

As at December 31, 2023, the Company's authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2023, 102,747,558 common shares were outstanding (December 31, 2022 - 92,182,633).

In November 2023, the Company completed a bought deal share offering of 9,010,000 common shares at a price of $12.35 per common share for gross proceeds of $111.3 million, or net proceeds of 104.3 million after share issuance costs.

(a) Options

During the year ended December 31, 2023, the Company granted 525,138 options (year ended December 31, 2022 - 449,248 options) to employees of the Company at weighted average exercise price of $18.00 CAD per share (year ended December 31, 2022 - $17.80 CAD per share) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $3.4 million (year ended December 31, 2022 - $2.8 million), which is recognized over the vesting period.

A continuity of the issued and outstanding options is as follows:

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Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year Ended December 31,					
	2023			2022		
	Number of Stock Options		Weighted Average Exercise Price (CAD)	Number of Stock Options		Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of year	**2,781,074**	**$**	**15.49**	4,202,389	$	11.36
Issued	**525,138**		**18.00**	449,248		17.80
Exercised	**(1,333,199)**		**11.28**	(1,812,558)		6.35
Forfeited	**(86,688)**		**18.59**	(58,005)		19.59
Outstanding stock options, end of year	**1,886,325**	**$**	**19.56**	2,781,074	$	15.49

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2023 was $12.94 (year ended December 31, 2022 - $12.44).

As at December 31, 2023, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,406,222	645,669	3.77
$20.01 to $24.45 CAD	480,103	461,490	1.10
$19.56 CAD ($14.79 USD)	1,886,325	1,107,159	3.09

The fair value of options was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Year Ended December 31,			
		2023		2022
Expected term (years)		**3.2**		3.0
Forfeiture rate		**— %**		— %
Volatility		**54 %**		60 %
Dividend yield		**— %**		— %
Risk-free interest rate		**3.99 %**		3.86 %
Weighted-average fair value per option	**$**	**6.38**	$	6.16

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Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year Ended December 31,	
	2023	2022
Outstanding balance, beginning of year	**881,788**	793,043
Issued	**437,204**	344,549
Settled	**(238,881)**	(212,765)
Forfeited	**(112,190)**	(43,039)
Outstanding balance, end of year	**967,921**	881,788

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2023, the fair value of the PSU liability was $6.5 million (December 31, 2022 - $5.9 million) of which $3.9 million was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of DSUs issued and outstanding is as follows:

	Year ended December 31,	
	2023	2022
Outstanding balance, beginning of year	219,961	131,085
Issued	87,351	88,876
Outstanding balance, end of year	307,312	219,961

At December 31, 2023, DSU liabilities had a fair value of $4.9 million (December 31, 2022 - $3.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company's shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

During the year ended December 31, 2023, the Company granted 203,537 RSUs (year ended December 31, 2022 - 160,320) to employees of the Company at weighted average fair value of $15.59 per share (year ended December 31, 2022 - $13.86). The total fair value of these RSUs on the grant date was $3.2 million (year ended December 31, 2022 - $2.2 million).

The continuity of RSUs issued and outstanding is as follows:

	Year ended December 31,	
	2023	2022
Outstanding balance, beginning of year	263,202	171,106
Issued	203,537	160,320
Settled	(95,456)	(59,795)
Forfeited	(30,713)	(8,429)
Outstanding balance, end of year	340,570	263,202

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(e) Share-based compensation

	Year ended December 31,	
	2023	2022
Stock options	$ 1,574	$ 2,091
Performance share unit plan	4,093	3,158
Deferred share unit plan	1,756	1,087
Restricted share unit plan	1,795	1,595
Share-based compensation[1]	$ 9,218	$ 7,931

(1) For the year ended December 31, 2023, the Company recorded $3.4 million (year ended December 31, 2022 - $3.7 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f) Net Income per Share

	Year ended December 31,	
	2023	2022
Weighted average number of common shares outstanding	94,111,548	90,789,925
Dilutive effects of:		
Stock options	444,216	1,117,529
Share units	340,570	263,202
Weighted average number of diluted common shares outstanding[1]	94,896,334	92,170,656
Net income attributable to owners of the Company	$ 92,804	$ 101,831
Basic net income per share	$ 0.99	$ 1.12
Diluted net income per share	$ 0.98	$ 1.10

(1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2023 excluded 646,932 (year ended December 31, 2022 - 1,647,969) stock options that were anti-dilutive.

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Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

16. Revenue

	Year ended December 31,	
	2023	2022
Copper		
Sales within Brazil	$ 24,303	$ 52,841
Export sales	300,383	313,629
Adjustments on provisional sales[1]	(4,083)	(15,066)
	320,603	351,404
Gold		
Sales	89,795	60,207
Amortization of deferred revenue[2]	17,082	14,781
	$ 106,877	$ 74,988
	$ 427,480	$ 426,392

(1) Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company's contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month's average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2) During the year ended December 31, 2023, the Company delivered 14,005 ounces of gold (year ended December 31, 2022 - 10,082 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $386 per ounce (year ended December 31, 2022 - $359 per ounces) and recognized $17.1 million in amortization of deferred revenue (year ended December 31, 2022 - $14.8 million).

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Ero Copper Annual Report 2023

8 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 17. Cost of Sales Year ended December 31, 2023 2022 Materials $ 44,361 $ 42,359 Salaries and benefits 60,609 50,168 Contracted services 32,911 32,576 Maintenance costs 31,025 26,381 Utilities 13,574 13,092 Other costs 1,185 1,163 Change in inventory (excluding depreciation and depletion)(1) (5,269) 5,321 Cost of production 178,396 171,060 Sales expense 10,718 9,501 Depreciation and depletion 86,065 59,475 Change in inventory (depreciation and depletion) (4,544) (819) $ 270,635 $ 239,217 (1) Change in inventory in the year ended December 31, 2022 included $6.1  million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. This concentrate was subsequently sold to a different customer for $6.0 million included in revenues. 18. General and Administrative Expenses Year ended December 31, 2023 2022 Accounting and legal $ 2,049 $ 2,397 Amortization and depreciation 1,503 313 Office and administration 8,970 9,293 Salaries and consulting fees 29,281 24,343 Incentive payments 6,887 8,213 Other 3,739 4,900 $ 52,429 $ 49,459 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 33 19. Finance Expense Year ended December 31, 2023 2022 Interest on loans and borrowings(1) $ 11,299 $ 20,420 Accretion of deferred revenue 3,032 3,407 Accretion of provision for rehabilitation and closure costs 2,703 2,191 Interest on lease liabilities 1,477 706 Other finance expenses(2) 7,311 6,499 $ 25,822 $ 33,223 (1) During the year ended December 31, 2023, the Company capitalized $17.0 million (2022 - $6.2 million) of borrowing costs to projects in progress. (2) Other finance expenses during the year ended December 31, 2023 included $4.1 million (2022 - $3.3 million) credit loss provision on certain accounts receivable (see Note 23). 20. Foreign Exchange Gain The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency. Year ended December 31, 2023 2022 Foreign exchange gain on USD denominated debt in Brazil $ 18,695 $ 3,890 Realized foreign exchange gain (loss) on derivative contracts (note 23) 11,417 (12,498) Unrealized foreign exchange gain on derivative contracts (note 23) 7,582 33,092 Foreign exchange loss on other financial assets and liabilities (3,082) (4,574) $ 34,612 $ 19,910 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 34

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

19. Finance Expense

	Year ended December 31,	
	2023	2022
Interest on loans and borrowings[(1)]	$ 11,299	$ 20,420
Accretion of deferred revenue	3,032	3,407
Accretion of provision for rehabilitation and closure costs	2,703	2,191
Interest on lease liabilities	1,477	706
Other finance expenses[(2)]	7,311	6,499
	$ 25,822	$ 33,223

(1) During the year ended December 31, 2023, the Company capitalized $17.0 million (2022 - $6.2 million) of borrowing costs to projects in progress.

(2) Other finance expenses during the year ended December 31, 2023 included $4.1 million (2022 - $3.3 million) credit loss provision on certain accounts receivable (see Note 23).

20. Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company's Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Year ended December 31,	
	2023	2022
Foreign exchange gain on USD denominated debt in Brazil	$ 18,695	$ 3,890
Realized foreign exchange gain (loss) on derivative contracts (note 23)	11,417	(12,498)
Unrealized foreign exchange gain on derivative contracts (note 23)	7,582	33,092
Foreign exchange loss on other financial assets and liabilities	(3,082)	(4,574)
	$ 34,612	$ 19,910

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

21. Income Taxes

(a) Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company's combined Canadian federal and provincial statutory income tax rate of 27% (2022 – 27%) is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Net income in the year before tax	$ 112,351	$ 126,383
Tax rate	27 %	27 %
Income tax expense at statutory rate	$ 30,335	$ 34,123
Tax effect of:		
Difference in tax rate of foreign jurisdictions	(11,318)	(15,858)
Non-taxable items	(10,740)	(5,618)
Change in temporary differences not previously recognized	2,153	8,762
Withholding taxes and other	7,617	1,907
Income tax expense	$ 18,047	$ 23,316

	Year ended December 31, 2023	Year ended December 31, 2022
Current income tax:		
Relating to current income tax charge	$ 15,992	$ 15,043
Deferred income tax:		
Relating to origination and reversal of temporary differences	2,055	8,273
Income tax expense recognized in net income	$ 18,047	$ 23,316
Income tax expense recognized in other comprehensive income	1,262	523
Total income tax expense	$ 19,309	$ 23,839

84
Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Deferred income tax liabilities

The general movement in the deferred income tax liabilities is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
At the beginning of the year	$ (6,229)	$ 2,315
Deferred income tax expense	(2,055)	(8,273)
Income tax expense recognized in OCI	(1,262)	(523)
Foreign exchange	(2)	252
At the end of the year	$ (9,548)	$ (6,229)

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Non-capital losses	$ 5,655	$ 2,546
Foreign exchange	—	2,087
Other	8,563	4,592
Mine closure and rehabilitation provision	4,070	3,381
Lease liabilities	2,805	1,511
	21,093	14,117
Deferred tax liabilities:		
Mineral properties, plant and equipment	(15,566)	(9,364)
Loans and borrowings	(10,045)	(9,321)
Foreign exchange	(3,083)	—
Loans and borrowings	(1,947)	(1,661)
	(30,641)	(20,346)
Net deferred income tax liabilities	$ (9,548)	$ (6,229)
Presentation on Consolidated Statements of Financial Position		
Deferred tax assets	1,315	—
Deferred tax liabilities	$ (10,863)	$ (6,229)

85

Ero Copper Annual Report 2023

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $35.1 million (December 31, 2022 - $30.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2023		Year ended December 31, 2022	
	Brazil	Canada	Brazil	Canada
Mineral properties, plant and equipment	39,959	1,150	37,077	969
Non-capital losses	—	74,238	—	72,535
Other	—	33,731	—	18,100
	$ 39,959	$ 109,119	$ 37,077	$ 91,604

The Company has loss carry forwards in Canada totaling $100.2 million (December 31, 2022 - $82.0 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2043.

22. Related Party Transactions

Key management personnel consist of the Company's directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,	
	2023	2022
Salaries and short-term benefits(1)	$ 10,746	$ 11,058
Share-based payments(2)	8,156	6,478
	$ 18,902	$ 17,536

(1) Includes annual salary and short-term incentives or bonuses earned in the year.

(2) Includes PSUs, RSUs, DSUs and stock option grants.

23. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2023, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2023, the carrying value of loans and borrowings, including accrued interest, was $426.2 million while the fair value is approximately

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

$376.0 million. At December 31, 2023, the carrying value of notes receivable, including accrued interest, was $17.4 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 111,738	$ 177,702
Short-term investments	—	139,700
Accounts receivable	5,710	10,289
Derivatives	11,254	3,237
Note receivable	17,413	20,630
Deposits and other assets	8,472	3,985
	$ 154,587	$ 355,543

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company's exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2023, the gross amount of accounts and note receivable from PMA was $25.2 million (December 31, 2022 - $23.9 million). After adjusting for credit loss provision and present value discount of $7.7 million (December 31, 2022 - $3.3 million), the amortized cost of the note receivable at December 31, 2023 was $17.4 million (December 31, 2022 - $20.6 million), of which $8.3 million (December 31, 2022 - $10.2 million) was classified as current and $9.1 million (December 31, 2022 - $10.4 million) as non-current.

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Ero Copper Annual Report 2023

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$ 426,233	$ 593,991	$ 37,743	$ 34,468	$ 82,781	$ 438,999
Accounts payable and accrued liabilities	120,704	120,704	120,704	—	—	—
Other non-current liabilities	8,524	23,436	—	10,166	12,640	630
Leases	19,603	19,579	10,929	5,521	3,019	110
Total	**$ 575,064**	**$ 757,710**	**$ 169,376**	**$ 50,155**	**$ 98,440**	**$ 439,739**

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of December 31, 2023 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$316.5 million	USD/BRL	4.99	5.36	January 2024 - December 2024
Foreign exchange forward (i)	$60.5 million	USD/BRL	N/A	5.15	January 2024 - December 2024
Copper collar (iii)	6,000 tonnes	$ / lb	$3.60	$4.03	January 2024 - June 2024

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8 9 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 (i) Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2023 relates to $17.2 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2023 on $342.2 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $35.8 million and $71.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At December 31, 2023, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $11.3 million (December 31, 2022 - asset of $3.2 million), and the full $11.3 million is included in other current assets in the statement of financial position. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange collar contracts was an unrealized gain of $7.6 million for the year ended December 31, 2023 (a gain of $33.1 million for the year ended December 31, 2022) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2023, the Company recognized a realized gain of $11.4 million (realized loss of $12.5 million for the year ended December 31, 2022) related to the settlement of foreign currency forward collar contracts. (ii) Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.4 million. Based on the Company’s net exposure at December 31, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income. (iii) Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2023, the Company had provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2023, a 10% change in the price of copper would have changed pre-tax net income by $2.5 million. At December 31, 2023, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from January 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of December 31, 2023, the fair value of these contracts was a net liability of $0.6 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 40

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the year ended December 31, 2023, the Company recognized an unrealized loss of $0.1 million ($nil for the year ended December 31, 2022) and a realized loss of $1.8 million ($nil for the year ended December 31, 2022) in relation to its copper hedge derivatives in other income or loss.

24. Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders' equity, debt facilities net of cash and cash equivalents and short-term investments.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

25. Supplemental Cash Flow Information

	Year ended December 31,	
Net change in non-cash working capital items:	**2023**	**2022**
Accounts receivable	**$ 6,918**	$ (1,870)
Inventories	**(5,269)**	(1,709)
Other assets	**(11,694)**	(13,836)
Accounts payable and accrued liabilities	**1,673**	(614)
	$ (8,372)	**$ (18,029)**
Non-cash investing and financing activities:		
Additions to property, plant and equipment by leases	**$ 20,019**	$ 11,666
Non-cash increase in accounts payable in relation to capital expenditures	**28,851**	10,311
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	**3,119**	1,354

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9 1 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 26. Commitment and Contingencies (a) Capital commitments As at December 31, 2023, the Company has capital commitments, which is net of advances to suppliers, of $122.6 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. (b) Contingencies Due to the size, complexity and nature of the Company’s operations, it is subject to various investigations, claims, legal and tax proceedings covering matters that arise in the ordinary course of business. Based on the opinion of the Company's legal advisers, management considers provisions for its outstanding and pending legal claims to be adequate. Each of these matters is subject to various uncertainties and it is possible that some of these matters may resolve unfavourably to the Company. In the opinion of management, based upon the information currently available, none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. As at December 31, 2023, the Company has recognized a provision related to certain matters of $1.6 million (December 31, 2022 - $1.6 million). There are five administrative claims (2022 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. As at December 31, 2023, the estimated impact of the claims is $4.8 million (December 31, 2022 - $4.4 million). The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow and as such no provision is recognized. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 42

9 2 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this Annual Report relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company’s website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. The disclosure of Technical Information in this Annual Report has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This Annual Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company’s expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company’s ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this Annual Report and in the AIF under the heading “Risk Factors”. The risks discussed in this Annual Report and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward- looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

9 3 E r o C o p p e r A n n u a l R e p o r t 2 0 2 3 Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this Annual Report and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this Annual Report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this Annual Report. Forward-looking statements contained herein are made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this Annual Report and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43- 101 and the CIM Standards. Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Ero Copper Corp Suite 1050 – 625 Howe St Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 info@erocopper.com WWW.EROCOPPER.COM TSX: ERO NYSE: ERO